FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 18, 2004

Commission File Number: 001-12568

BBVA Banco Francés S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item
1.	Financial Statements as of December 31, 2003 and 2002 together with Auditor’s Report

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002 TOGETHER WITH AUDITORS´ REPORT

BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish - See Note 18)

-Stated in thousands of pesos-

	2003	2002
ASSETS
CASH AND DUE FROM BANKS
Cash	327,616	223,034
Due from banks and correspondents	1,062,212	711,432

	1,389,828	934,466

GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
Holdings in investment accounts	529,532	1,860,084
Holdings for trading or financial transactions	312,012	2,232
Unlisted Government Securities	1,065,769	143,166
Investments in listed private securities	27	1,713

	1,907,340	2,007,195

LOANS
To government sector (Exhibits B, C and D)	4,283,141	5,022,911
To financial sector (Exhibits B, C and D)	24,917	30,766
To non financial private sector and residents abroad (Exhibits B, C and D)	1,946,381	2,707,408

Overdraft	153,612	152,507
Discounted instruments	199,700	222,915
Real estate mortgage	415,591	507,106
Collateral Loans	3,502	9,687
Consumer	81,907	148,314
Credit cards	184,114	134,992
Other	860,256	1,428,147
Interest and listed-price differences accrued and pending collection	47,997	104,176
Less: unused collections	—	286
Less: Interest documented together with main obligation	298	150
Less: Allowances (Exhibit J)	350,996	835,462

	5,903,443	6,925,623

OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS
Argentine Central Bank (BCRA)	277,454	300,347
Amounts receivable for spot and forward sales pending settlement	80,972	10,093
Instruments to be received for spot and forward purchases pending settlement	646,171	708,847
Unlisted corporate bonds (Exhibits B, C and D)	223,830	181,957
Other receivables not covered by debtor classification regulations (Note 6)	326,729	437,246
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	11,083	11,563
Interest accrued and pending collection not covered by debtor classification regulations	76,743	100,495
Interest accrued and pending collection covered by debtor classification regulations (Exhibits B, C and D)	150	9,806
Less: others unused collections	—	158
Less: Allowances (Exhibit J)	104,658	102,205

	1,538,474	1,657,991

ASSETS SUBJECT TO FINANCIAL LEASING
Assets subject to financial leasing (Exhibits B, C and D)	16,408	21,427
Less: Allowances (Exhibit J)	546	473

	15,862	20,954

INVESTMENTS IN OTHER COMPANIES
In financial institutions (Exhibit E)	1,482,490	1,293,664
Other (Exhibit E)	236,076	241,674
Less: Allowances (Exhibit J)	15,778	18,225

	1,702,788	1,517,113

OTHER RECEIVABLES
Receivables from sale of property assets (Exhibits B, C and D)	3,453	141
Other (Note 6)	570,309	1,383,127
Interest accrued and pending collection on receivables from sale of property assets (Exhibits B, C, and D)	71	—
Other accrued interest receivable	—	1
Less: Allowances (Exhibit J)	300,054	394,394

	273,779	988,875

PREMISES AND EQUIPMENT (Exhibit F)	375,701	455,737

OTHER ASSETS (Exhibit F)	119,243	113,575

INTANGIBLE ASSETS (Exhibit G)
Goodwill	38,718	48,643
Organization and development expenses	854,468	72,586

	893,186	121,229

SUSPENSE ITEMS	1,179	530

TOTAL ASSETS	14,120,823	14,743,288

(Contd.)

BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish - See Note 18)

-Stated in thousands of pesos-

	2003	2002
LIABILITIES
DEPOSITS (Exhibits H and I)
Government sector	83,692	22,867
Financial sector	76,220	51,369
Non financial private sector and residents abroad	7,481,804	6,370,908

Checking accounts	1,911,805	1,187,760
Savings deposits	1,150,002	537,351
Time deposits	3,196,725	2,443,780
Investments accounts	51,147	3,071
Other	803,682	1,573,226
Interest and listed-price differences accrued payable	368,443	625,720

	7,641,716	6,445,144

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
BCRA (Exhibit I)	2,192,644	2,180,876

Other	2,192,644	2,180,876
Banks and International Institutions (Exhibit I)	648,690	765,635
Non-subordinated corporate bonds (Exhibit I)	356,371	482,778
Amounts payable for spot and forward purchases pending settlement	396,594	395,785
Instruments to be delivered for spot and forward sales pending settlement	81,270	11,751
Financing received from Argentine financial institutions (Exhibit I)	18,159	75,757
Other (Exhibit I)	346,071	335,822
Interest and listed-price differences accrued payable (Exhibit I)	2,332	39,525

	4,042,131	4,287,929

OTHER LIABILITIES
Other (Note 6)	124,721	1,416,943

	124,721	1,416,943

ALLOWANCES (Exhibit J)	467,387	475,418

SUBORDINATED CORPORATE BONDS (Exhibit I)	68,077	85,631

SUSPENSE ITEMS	26,394	6,100

TOTAL LIABILITIES	12,370,426	12,717,165

STOCKHOLDERS’ EQUITY (as for the related statements of changes in stockholders´ equity)	1,750,397	2,026,123

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	14,120,823	14,743,288

MEMORANDUM ACCOUNTS

		2003	2002
DEBIT ACCOUNTS

Contingent
–	Guaranties received	4,861,193	5,813,474
–	Contra contingent debit accounts	3,698,721	3,963,948

		8,559,914	9,777,422

Control
–	Receivables classified as irrecoverable	612,685	563,582
–	Other (Note 6)	26,913,952	32,886,310
–	Contra control debit accounts	305,184	26,366

		27,831,821	33,476,258

For trustee activities
–	Funds received in trust	30,341	39,217

		30,341	39,217

TOTAL		36,422,076	43,292,897

CREDIT ACCOUNTS

Contingent
–	Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	170,021	150,887
–	Guaranties provided to the BCRA	3,113,702	2,826,287
–	Other guaranties given covered by debtor classification regulations (Exhibits B, C and D)	282,408	676,199
–	Other covered by debtor classification regulations (Exhibits B, C and D)	132,590	310,575
–	Contra contingent credit accounts	4,861,193	5,813,474

		8,559,914	9,777,422

Control
–	Items to be credited	124,059	26,366
–	Other	181,125	—
–	Contra control credit accounts	27,526,637	33,449,892

		27,831,821	33,476,258

For trustee activities
–	Contra credit accounts for trustee activities	30,341	39,217

		30,341	39,217

TOTAL		36,422,076	43,292,897

The accompanying notes 1 through 18 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF INCOME FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish – See Note 18)

- Stated in thousands of pesos -

	2003	2002
FINANCIAL INCOME

Interest on cash and due from banks	9,273	7,098
Interest on loans to the financial sector	802	26,129
Interest on overdraft	28,725	181,286
Interest on discounted instruments	11,541	64,075
Interest on real estate mortgage loans	47,971	90,858
Interest on collateral loans	599	2,681
Interest on credit card loans	30,300	57,097
Interest on other loans	111,376	333,043
Interest on other receivables from financial transactions	7,181	23,601
Income from guaranteed loans - Decree 1387/01	582,862	1,510,419
Net income from government and private securities	78,086	148,449
Indexation by benchmark stabilization coefficient (CER)	220,899	1,033,947
Indexation by salary variation coefficient (CVS)	44,667	—
Other	2,797	1,332,997

	1,177,079	4,811,680

FINANCIAL EXPENSE

Interest on checking accounts	16,361	252,420
Interest on savings deposits	4,324	8,553
Interest on time deposits	413,188	587,853
Interest on financing to the financial sector	478	14,220
Interest on other liabilities from financial transactions	54,545	102,806
Other interest	134,560	687,530
Indexation by benchmark stabilization coefficient (CER)	90,705	1,141,483
Other (Note 6)	496,452	200,944

	1,210,613	2,995,809

GROSS INTERMEDIATION MARGIN – (LOSS) / GAIN	(33,534)	1,815,871

ALLOWANCES FOR LOAN LOSSES	73,203	596,499

SERVICE CHARGE INCOME

Related to lending transactions	55,111	89,789
Related to liability transactions	128,477	156,178
Other commissions	21,677	17,354
Other (Note 6)	52,698	64,089

	257,963	327,410

SERVICE CHARGE EXPENSE

Commissions	33,598	37,938
Other	8,010	7,259

	41,608	45,197

(Contd.)

STATEMENTS OF INCOME FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish - See Note 18)

- Stated in thousands of pesos -

	2003	2002
MONETARY GAIN ON FINANCIAL INTERMEDIATION	4,528	28,682

OPERATING EXPENSES

Payroll expenses	232,249	294,017
Fees to Bank Directors and Statutory Auditors	352	606
Other professional fees	18,640	19,625
Advertising and publicity	17,184	18,495
Taxes	16,062	20,630
Other operating expenses (Note 6)	193,078	279,284
Other	30,094	36,857

	507,659	669,514

MONETARY LOSS ON OPERATING EXPENSES	(2,784)	(69,507)

NET (LOSS) / GAIN FROM FINANCIAL TRANSACTIONS	(396,297)	791,246

OTHER INCOME

Income from long-term investments	177,595	—
Punitive interests	1,010	2,706
Loans recovered and reversals of allowances	819,855	41,325
Other	117,304	419,100

	1,115,764	463,131

OTHER EXPENSE

Losses from long-term investments	—	1,276,175
Punitive interests and charges paid to BCRA	1,129	2,637
Charge for uncollectibility of other receivables and other allowances	634,945	1,131,809
Other (Note 6)	178,465	120,621

	814,539	2,531,242

MONETARY (LOSS) /GAIN ON OTHER OPERATIONS	(151)	25,603

NET (LOSS) BEFORE INCOME TAX	(95,223)	(1,251,262)

INCOME TAX	180,503	—

NET (LOSS) FOR THE FISCAL YEAR	(275,726)	(1,251,262)

The accompanying notes 1 through 18 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish – See Note 18)

- Stated in thousands of pesos –

		2003								2002
			Noncapitalized contributions		Retained earnings
Movements		Capital Stock	Premiums on the issuance of shares	Adjustments to stockholders’ equity (1)	Legal	Other (2)	Unrealized valuation difference (3)	Unappropriated earnings	Total	Total
1.	Balance at beginning of fiscal year (restated)	368,128	934,211	769,904	428,698	1,802	430,282	(906,902)	2,026,123	2,070,243
2.	Stockholders´ resolution dated August 7th of 2002: Capital Stock Increase by Equities subscription (Note 2.3)	—	—	—	—	—	—	—	—	755,042
3.	Sale of interest in BBVA Uruguay S.A. (Note 2.2)	—	—	—	—	—	—	—	—	21,818
4.	Unrealized valuation difference (Note 1.2.2)	—	—	—	—	—	—	—	—	430,282
5.	Net (loss) for the year	—	—	—	—	—	—	(275,726)	(275,726)	(1,251,262)

6.	Balance at end of the fiscal year	368,128	934,211	769,904	428,698	1,802	430,282	(1,182,628)	1,750,397	2,026,123

BALANCE AT THE END OF THE FISCAL YEAR

(1) Adjustments to stockholders´ equity include:

a) Adjustment to equity fund appraisal revaluation	41,285

b) Adjustment to Capital Stock	312,979

c) Adjustment to Capital Stock (Premiums on the issuance of shares)	415,640

769,904

(2) Earnings reserved - Other includes:

Mandatory reserve recorded for granting loans to personnel	1,802

(3) Including 6,059 related to the interest in the Unrealized valuation difference booked by Rombo Cía.Financiera S.A.

The accompanying notes 1 through 18 and exhibits A through L and N are an integral part of these statements.

STATEMENTS OF CASH FLOWS FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish - See Note 18)

-Stated in thousands of pesos-

	2003	2002
CHANGES IN CASH FLOWS
Cash and due from banks at beginning of the fiscal year (restated)	934,466	1,706,078
Increase / (Decrease) in cash and due from banks	455,362	(771,612)

Cash and due from banks at end of the fiscal year	1,389,828	934,466

REASONS FOR CHANGES IN CASH FLOWS
Financial income collected	931,307	1,537,522
Service charge income collected	258,358	350,412

Less:
Financial expenses paid	1,484,524	2,198,396
Services charge expenses paid	41,637	45,168
Operating expenses paid	424,041	494,183

FUNDS (USED IN) RECURRING OPERATIONS	(760,537)	(849,813)

OTHER SOURCES OF FUNDS
Net increase in deposits (*)	1,454,059	—
Net increase in other liabilities from financial transactions (*)	—	1,720,937
Net increase in other liabilities (*)	145,006	830,416
Net decrease in loans (**)	139,853	6,469,977
Net decrease in other receivables from financial transactions (**)	93,873	1,018,554
Cash capital contribution	—	31,202
Other sources of funds (**)	274,096	859,902

TOTAL OF SOURCES OF FUNDS	2,106,887	10,930,988

USE OF FUNDS
Net increase in government and private securities (**)	119,584	233,644
Net increase in other assets (**)	533,449	2,819,622
Net decrease in deposits (*)	—	7,051,552
Net decrease in other liabilities from financial transactions (*)	206,480	—
Other uses of funds (*)	24,117	33,756

TOTAL USES OF FUNDS	883,630	10,138,574

MONETARY (LOSS) GENERATED ON CASH AND DUE FROM BANKS	(7,358)	(714,213)

INCREASE/(DECREASE) IN FUNDS	455,362	(771,612)

(*) Variations originated in financing activities.	1,368,468	(4,533,955)
(**)Variations originated in investment activities.	(145,211)	5,295,167

The accompanying notes 1 through 18 and exhibits A through L and N are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish - See Note 18)

(Stated in thousands of pesos)

1.	ARGENTINE ECONOMIC CONTEXT AND ITS IMPACT ON THE BANK’S ECONOMIC AND FINANCIAL POSITION.

1.1. General Aspects

A favorable evolution in the Argentine economy has been recorded during the latest year, which discontinued the economic recession that lasted over four years. In this respect, the following indicators are worth mentioning: i) an increase in the Treasury primary surplus and the consummation of a short-term agreement with the International Monetary Fund in compliance with the fiscal goals established by that entity; ii) a decrease in the foreign exchange parity as a result of substantial commercial surplus; iii) an increase of approximately 8% in the Gross Domestic Product; iv) wholesale and retail inflation rates have continued to slow and v) a more steady financial context with an increase in the financial system deposits.

In spite of the abovementioned change in trend, there is still a context showing indicators with a high level of unemployment and foreign indebtedness (both public and private) and a country risk higher than the usual average levels of emerging countries. This situation continues to affect both the National Government’s capacity to fulfill its obligations and the possible access to bank credit lines. Also, although a process of renegotiation with the public debt holders has been initiated, with significant reduction of the principal due, a decrease in interest rates and extended payment terms, the proposal filed has not been accepted.

To face the crisis experienced late in 2001, the National Government has adopted some measures aimed at restricting cash free availability and circulation and the transfer of funds abroad.

On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

Subsequently, the Federal Government issued different decrees and rules that amended or supplemented existing rules and regulations. The main new measures were:

1.1.1.     Conversion of receivables and liabilities into Argentine pesos (pesification).

The pesification system set up by the Federal Government under Law 25,561, Decrees No. 214/02, 410/02, 471/01, 494/02 as supplemented, establishes the following regulations:

a)	The switch into pesos of all the obligations, whatever their cause or origin, to deliver sums of money stipulated in US dollars or any other foreign currency outstanding as of the date of enactment of Law No. 25,561, with the exceptions, mainly, of financing related to foreign trade granted by financial institutions, and the private and government sectors’ obligations to deliver sums to which foreign law is applicable.

b)	The switch into pesos of all deposits with all financial institutions stipulated in US dollars or other foreign currencies at an exchange rate of 1.4 Argentine pesos to each US dollar, or its equivalent in any other currencies.

c)	The switch into pesos of all debts towards financial institutions stipulated in US dollars or other foreign currencies of the non financial private sector, whatever the amount or nature, at the exchange rate of one Argentine pesos to each US dollar, or its equivalent in any other currencies.

d)	The switch into pesos of all debts towards financial institutions stipulated in US dollars or other foreign currencies which are only subject to Argentine Law of the government sector, at the exchange rate of 1.4 Argentine pesos to each US dollar, or its equivalent in any other currencies.

e)	The switch into pesos of due-and-payable obligations to pay amounts, for any cause or of any origin, stipulated in US dollars or any other foreign currencies, unrelated to financial institutions and whatever their origin or nature, at the exchange rate of one Argentine pesos to each US dollar, or its equivalent in any other currencies.

f)	The adjustment of loans and the deposits and debts mentioned in (b) to (d) above by application of a “Benchmark Stabilization Coefficient” (CER), which is published by the BCRA. In addition, minimum and maximum interest rates will be applied on deposits and loans, respectively. The Coefficient mentioned above is applied as from the issuance of Decree No. 214/2002.

All those loans granted to individuals on the side of financial institutions which have as a mortgage security the single dwelling home upon the amount of USD 250,000; personal loans, in due time agreed upon the amount of USD 12,000 or another foreign currency; and those secured personal loans in due time agreed upon the amount of USD 30,000 or another foreign currency are excluded from the CER application. Such loans will be adjusted by the application of the Salary Variation Coefficient (CVS), keeping the originally agreed interest rate.

g)	The switch into pesos of inter-financing loans in foreign currency at an exchange rate of 1.4 Argentine pesos to each US dollar or its equivalent in other currencies, except for those which have relation with the import or export pre-financing or financing shall be settled at the floating exchange rate.

h)	The issuance of a Bond backed by Argentine Treasury funds to bear the imbalance in the banking system resulting from the exchange difference stemming from the switch into Argentine pesos of the deposits with, and debts owed to, the banking system.

1.1.2.     Bankruptcy and insolvency law

As from the enactment of Law No. 25,563, dated January 30, 2002, all court and out-of-court foreclosures as well as the procedure of creditors’ petitions in bankruptcy have been suspended. Once the considered term in the legal order matured, such suspensions were voluntarily postponed until February 1, 2003 by the ABAPRA (Argentine Association of Government and Private Owned Banks) and the ABA (Argentine Bank Association).

By Decree 204 dated February 4, 2003, a voluntary conciliation procedure was established, by which the Legal Emergency Units were established for a ninety-day term within the Department of Labor and Production. These units shall take part in the foreclosures at the request of either debtors or creditors.

On May 8, 2003 the National Congress has enacted the Law 25,737, which extend court mortgage foreclosures for 90 days.

Furthermore, on November 5, 2003, the National Congress enacted Law No. 25,798, whereby the National Government granted the Financial Entities the option to assign certain default mortgage loans to the “Mortgage Refinancing Trust” created by that law. The trustee shall proceed to settle such loans through the payment of the principal installments due as from the maturity date through the effective payment date.

1.1.3.     Exchange system

During the first quarter of 2002 and as the economic crisis deepened, the Federal Government established a series of restrictions and exchange controls, which have been made gradually flexible towards the end of 2002 owing to the stability of the exchange parity. The main exchange rules in force as the date of issuance of these financial statements are as follows:

•	By Decree No. 260/2002 dated February 8, 2002, the Federal Executive established a single and free exchange market by which, as the date of issuance of this decree, all exchange transactions in foreign currency are conducted.

•	Foreign exchange transactions in the floating market have, among others, the following characteristics:

•	The exchange rate will be freely agreed between supply and demand. As of December 31, 2003 and 2002, the exchange rate was 2,933 and 3,363 Argentine pesos to each US dollar, respectively.

•	Foreign exchange transactions may only be carried out at institutions authorized by the BCRA.

•	Criminal Foreign Exchange Laws will apply to transactions that do not conform to effective regulations.

•	Certain requirements related to the registration of transactions and customer identification and certain provisions of the information system must be complied with.

•	The foreign trade transactions as well as the transfers abroad are regulated by the BCRA as regards previous agreement and the settlement and term method, according to the kind of transaction.

•	Income and dividend payments abroad related to audited balance sheets shall be able to be carried out (except Financial Institutions see Note 16).

•	As from November 2002, the BCRA started a process of gradual flexibilization of exchange market restrictions and aligned the exchange regulations to the context of stabilization of the financial system. The main regulations relate to:

•	Extension of the terms for exchange of foreign currency provided by foreign trade operations.

•	Elimination of the obligation to assign foreign currency to the BCRA derived from collection of exports.

•	Possibility of making advance payment of debts abroad corresponding to imports of goods.

•	Elimination of the requirement on obtaining prior approval from the BCRA to settle servicing of principal on certain financial debts.

•	Flexibilization of restrictions on access to the exchange market.

In accordance with Communication “A” 3969 of the BCRA, dated June 26, 2003, the maximum limit of Foreign Exchange Position (PGC) of the financial institutions, basically made up of the foreign currency holding plus due from banks in that currency within the country or abroad and foreign currency forward transactions is equivalent to 10% of the adjusted stockholders´ equity (R.P.C.) registered as of November 30, 2001, with a minimum equivalent to the sum of USD 1,500,000 for banking institutions.

1.1.4.     Compensation to Financial Institution

According to the provisions of Law No. 25,561 and Decrees No. 214/02, No. 494/02, No. 905/02 and No. 2167/02 the Federal Government established a compensation for Financial Institutions for the negative monetary effects arising from conversion into Argentine pesos at an asymmetrical exchange rate of receivables and payables denominated in foreign currency, as well as for the net negative position in foreign currency resulting from its conversion into Argentine pesos.

BCRA Communications “A” 3650 and “A” 3716, as supplemented, determined the compensation procedures as follows:

a)	It was taken as reference the balance sheet of the Financial Institution as of December 31, 2001, to which those assets affected by Decrees No. 214/02 and No. 471/02 registered in branches and subsidiaries abroad of local financial institutions were included in the asset, excluding miscellaneous receivables and accounts payables

b)	The stockholders´ equity resulting from the balance sheet mentioned in (a) was adjusted by applying the exchange rate of 1.4 Argentine pesos to each US dollar, or its equivalent in any other currency, to the net position in foreign currency.

c)	The amount to be compensated is the positive difference between the adjusted stockholders´ equity determined on the basis of (b) above and the stockholders´ equity resulting from conversion into pesos of certain assets and liabilities in foreign currency at the exchange rates defined by the rules and regulations.

d)	The compensation for each Financial Institution, determined in Argentine pesos, will be paid by delivering “Federal Government Bonds in Argentine pesos at a 2% rate, maturing in 2007”.

e)	Financial Institutions will have the right to request the Bond swap mentioned in d) for “LIBOR 2012 Federal Government Bonds denominated in US dollars” at the exchange rate of 1.4 Argentine pesos to each US dollar, for up to the amount of the net negative position in foreign currency, resulting from conversion into pesos of assets and liabilities booked in the balance sheet as of December 31, 2001, as per the above paragraphs.

f)	The Federal Government, through the Ministry of Economy, may issue additional bonds in US dollars to be subscribed by Financial Institutions up to the amount of the net position in foreign currency of such Financial Institution and after allocating all the holdings in Bonds denominated in Argentine pesos received as a compensation. The subscription price of such will be 140 Argentine pesos to 100 dollars, face value.

Subsequently, the Federal Government and the BCRA issued different amendments (Decrees No. 2167/02 and No. 53/03, and Communications “A” 3825 and “B” 7564, among others), which originated changes in the amounts to be received in compensation, causing the presentation of three informative requirements on the side of the financial institutions. As the date of issuance of these financial statements, the BCRA is carrying out inspections in the financial institutions so as to make the compensation figures valid.

1.1.5.     Government Securities and Loans to the Government Sector - Guaranteed Loans - Decree No. 1387/2001

On November 1, 2001, through Decree No. 1387/2001, the Federal Executive instructed the Ministry of Economy to offer, on a voluntary basis, the federal and provincial public debt swap for loans secured by the Argentine State or the Provincial Development Trust Fund (FFDP) aiming at obtaining a reduction of the interest related to the securities converted as well as extending amortization terms.

Decrees Nos. 1387/01 and 1646/01 established the basic characteristics of secured loans, including: conversion at nominal value plus interest of the swapped obligations (at a one-to-one rate), issuance in the same currency as the one of the swapped obligation; tax exemption on the difference both between the conversion and market values or the booking as well as the interest and secured loans; use of resources from the tax on bank account transactions and in general of all the resources related to the federal Government on account of the Federal Tax Revenue Sharing System as a guarantee of all the principal and interest maturity dates of secured loans. In addition, Decree No. 471/02 provided, among other things, the conversion into pesos of all federal, provincial and municipal obligations denominated in foreign currency on which only Argentine law is applicable at the exchange rate of 1.4 Argentine pesos to each US dollar or its equivalent in other foreign currencies and adjustment thereof through the CER and the kind of interest applicable to each secured loan and security based on the average life and original issuance currency.

Subsequently, the Federal Executive issued Decree No. 644/02 and 79/03 establishing the steps to be followed by banks to accept the new conditions, for purposes of receiving principal and interest payments on guaranteed loans. If the new conditions are not accepted, everything goes back to the status prior the swap.

On August 27, 2002, through Decree No. 1579/02, the Federal Executive instructed the FFDP to bear provincial debt in the form of Government Securities, Bonds, Treasury Bills, or Loans voluntary converted into Secured Bonds.

Later, on October 25 and November 12, 2002, through Resolutions Nos. 539/02 and 611/02, respectively, the Ministry of Economy established the unified calculation mechanism for all debts included in the conversion system under Decree No. 1579/02, and it provided the term for Financial Institutions that submitted bids to convert provincial debt under Section No. 25, Decree No. 1387/01, as supplemented, to express their will to withdraw them.

On November 19, 2002, the Economy Ministry issued Resolution No. 624/02, by which the provincial public debt eligible for the swap of provincial public debt for bonds and guaranteed loans issued by the FFDP is established. By Resolutions Nos. 742/2002 and 135/2003, the Ministry of Economy notified the acceptance of certain exchange offers made by financial institutions.

Interest will be accrued on Secured Bonds at the rate of 2% on balances restated by the CER, with amortization of principal as from March 2005, and final repayment in February 2018.

In September 2003 the Federal Government presented a general proposal for the restructuring of the sovereign debt in default issued before December 31, 2001, with the aim of reducing it by approximately 75%.

1.1.6.     Deposits and liabilities of the government and private sectors

Balance rescheduling

As mentioned in the above paragraphs, the Federal Executive through Decree No. 1570/01 and Law No. 25,561 established severe restrictions on the withdrawal of funds from Financial Institutions. Subsequently, a number of rules were issued that established a schedule for maturity of deposits existing in the financial system. The BCRA issued a number of Communications that established the schedule for returning deposits on the basis of their currency and amount.

The characteristics of the deposit reschedule regime are as follows:

•	Peso-denominated deposits (time deposits):

Amount (in thousands of pesos)	Number of installments	Payment schedule
From ARS 0.4 to ARS 10	4	As from March 2002
From ARS 10 to ARS 30	12	As from August 2002
Above ARS 30	24	As from December 2002

Rescheduled deposits, originally agreed upon in pesos, will accrue interest at a nominal rate of 7% p.a. on balances, which will be paid on a monthly basis as from February 2002.

•	Deposits denominated in foreign currency, converted into pesos at the exchange rate of 1.4 Argentine pesos to each US dollar (deposits in checking account exceeding USD 10,000, deposits in savings account exceeding USD 3,000 and time deposits):

Amount (in thousands of pesos)	Number of installments	Payment schedule
From ARS 1.2 to ARS 7	12	As from January 2003
From ARS 7 to ARS 14	12	As from March 2003
From ARS 14 to ARS 42	18	As from June 2003
Above ARS 42	24	As from September 2003

Rescheduled deposits, originally agreed upon in foreign currency, will accrue interest at a nominal rate of 2% p.a. on balances, which will be paid on a monthly basis as from February 2002.

By Resolution 668/02 of the Ministry of Economy dated November 25, 2002, as from December 2, 2002 the restrictions on withdrawals from demand deposits were lifted, thus putting an end to the “financial corralito”.

Furthermore, the Federal Executive issued various decrees establishing the general conditions and the procedure through which the holders of deposits denominated in pesos and foreign currency were able to exercise an option to receive National Government bonds in exchange for their deposits and to request early repayment of those deposits. The characteristics of the options are as follows:

a) Swap I

Decrees No. 494/02, No. 620/02 and 905/02 established the general conditions and the procedure through which the owners of deposits in Argentine pesos and in foreign currency may exercise the options to receive in accord and satisfaction of their deposits, Federal Government Bonds. The different options were established on the features of their deposits, and consisted in the reception of “Federal Government Bonds in US dollars LIBOR 2012”, “Federal Government Bonds in US dollars LIBOR 2005” and “Federal Government Bonds in Argentine pesos at 2% 2007”. That option matured in July 2002.

b) Swap II

By Decrees No. 1836/02 and 2167/02, the Federal Government established the basis for the Swap II of deposits from the Financial System, by which the holders of such deposits were able to opt.

Under the above regulations, the holders of certificates of rescheduled deposits originally made in foreign currency could opt to receive “Federal Government Bonds in US dollar 2013” from the related bank in exchange for such certificates. These bonds were subscribed at the rate of USD 100 (face value) for each ARS 140 (face value) of the certificate.

The Financial Institutions where such deposits were made shall grant deposit holders a put option for principal or interest coupons. The exercise price in pesos shall equal the bond coupon face value in US dollars converted into pesos at the exchange rate of 1.4 Argentine pesos to each US dollar, and adjusted by CER from February 3, 2002, through the coupon maturity date.

Deposit holders could opt to convert the rescheduled amount into fixed-term bills in pesos issued by each bank, jointly with an option issued by the Federal Government to switch them into the original currency.

On the other hand, those who opted to receive “Federal Government Bonds in US dollars 2005” or “Federal Government Bonds in US dollars 2012” under decree No. 905/02 (Swap I) could choose to ask the bank from which they received the above bonds to grant them the above put option or to exchange the bonds for fixed-term bills.

The term for exercise of the exchange options expired on May 23, 2003.

For purposes of obtaining such Bonds, the Financial Institutions must first apply their holding in “Federal Government Bonds at a 9% rate maturing in 2002”. For the remaining amount of bonds to be subscribed on behalf of depositors, Financial Institutions may opt between:

i)	Swap them for certain assets (assistance to the public and private sector) in accordance with an established priority order.

ii)	Obtaining advances from the BCRA in Argentine pesos secured by guarantees in the amount required to acquire the abovementioned Bonds.

iii)	Pay them with their own resources without receiving the BCRA´s financial assistance.

c) Early repayment of rescheduled deposits

Decree No. 739/2003 of the Federal Executive dated March 28, 2003 and Communication “A” 3919 of the BCRA authorized holders of rescheduled deposits (CEDROS) not having exercised swap option II in connection with financial system deposits to request total or partial early repayment of deposits or certificates through the granting to the depositor of the value in pesos of the CEDROS plus a National Government Bond equivalent to the difference between the technical value of the CEDROS and the quotation of the dollar on the free exchange market at the date of applying for repayment.

Amounts resulting from early repayment of CEDROS in exchange for deposits originally set up in pesos, and those originally set up in foreign currency up to a face value of $ 42,000, were credited to demand deposits accounts. Amounts resulting from early repayment of CEDROS for a face value of between $ 42,000 and $ 100,000 corresponding to deposits originally set up in foreign currency were used to set up time deposits over 90 days counted as from the date of exercise of the option, and those exceeding the abovementioned face value were used to set up time deposits over 120 days. Those time deposits were adjusted by the CER and accrued interest at an annual rate of 2%.

The term for exercise of early repayment options expired on May 23, 2003.

1.1.7.     Legal actions

The measures adopted by the Federal Executive with respect to the political, economic, financial and foreign exchange emergency triggered a number of legal actions to be filed by individuals and companies, in the form of constitutional protection actions (judicial injunctions resulting in the immediate release of frozen deposits), against the Federal Government, the BCRA and Financial Institutions as the petitioners consider that the Law on Public Emergency and its supplementary provisions are unconstitutional. Based, mainly in the “Kiper against Federal Government and Others” case, dictated by the Supreme Court, the courts massively started to dictate through constitutional protection actions, the partial reimbursement of bank deposits in US dollars or Argentine pesos at the “floating” exchange rate.

On March 11, 2002, the Argentine Association of Government-owned and Private Banks and the Argentine Bank Association filed a “per saltum” appeal with the Argentine Supreme Court under section 195 bis of the Argentine Code of Civil and Commercial Procedure (according to the modification introduced by Law No. 25,561). The appeal was filed for the benefit of government-owned and private banks that are members of such associations and was based on the Argentine institutional and systematic crisis and on the need to comply with effective regulations to achieve an ordered and gradual solution for the restrictions affecting the financial system and guaranteeing a plurality of interest. Such appeal seek communication to all federal courts of cases in which precautionary measures have been enforced or are about to be enforced since the effective date of Decree No. 1570/01 until March 11, 2002, against banks that are members of such associations.

On April 26, 2002, Law No. 25,587 was published in the Official Gazette of the Argentine Republic. This law establishes limitations to those precautionary measures that judges may adopt regarding the deposits affected by the provisions of Law No. 25,561 as supplemented. With some exceptions, the law establishes that: a) the precautionary measures cannot consist in giving the petitioner the deposited funds, and b) those appeals which interfere against them have a suspension effect, that is to say, that they must not be executed until they have been given the final order.

On July 24, 2002, the Federal Executive issued Decree No. 1316/02 establishing the temporary suspension for 120 business days of compliance with and enforcement of precautionary measures and final judgments issued in the legal actions referred to in section 1 of Law No. 25,587.

Court orders must be recorded in financial institutions in chronological order and informing that measure to the court and the BCRA. Suspended resolutions will be complied with after expiration of the term in their chronological order and within 30 business days. In the case of exceptions to the above rules, the measure will presented to the BCRA that will comply with the court orders on behalf and account of the Bank.

On March 5 2003, the Supreme Court ruled on the action for the protection of constitutional rights brought against the National Government by the Province of San Luis, declaring Decree 1570/2001 and sections 2 and 12 of Decree 214/2002 to be unconstitutional, ordering the return of the sums deposited in either US dollars or the equivalent in pesos at the free market rate of exchange. In its decision, the Supreme Court indicated that in enforcing the ruling account should be taken of the modalities, restrictions and temporary limitations which, without affecting the substance of the right being recognized, would enable the enforcement of the ruling to be made compatible with the general interest, in the context of the grave crisis in which it would be taking place, combining the power to set a reasonable term for compliance and the need to settle the credit while avoiding unnecessary loss and considering the number of creditors in a similar position vis-a-vis financial institutions.

As mentioned in Note 1.1.6., the Federal Executive issued some decrees aimed at establishing the general conditions and the procedure enabling the holders of deposits in pesos and in foreign currency to exercise the option to receive National Government Bonds as payment for their deposits, and to request early repayment of those deposits.

In compliance with current regulations and the communications of the BCRA –control authority- BBVA Banco Francés S.A. has faced and continues to face legal action brought by depositors who question the constitutionality of the conversion into pesos, and it defends the system implemented in 2002 in defense of its net equity, stockholders and customers.

1.1.8.     BCRA advances and rediscounts

By means of Decree 739/2003 the National Executive established that financial institutions could participate in the procedure to be established by the BCRA for the repayment of existing advances and rediscounts that had been granted under the terms of Section 17 of Law No. 24144 and its modifications. This repayment should observe the following financial conditions:

a)	Financial institutions should secure the assistance received by means of the handing over of National Government Secured Loans issued under the terms of Decree No.1646 dated December 12, 2001, with a face value that shall not be less than 125% of the loan principal. Entities not holding such loans in their assets may set up their guarantee with Secured National Government Bonds issued under the terms of Decree No.1579 dated August 27, 2002, or with bonds issued under the terms of Decrees 905/02, 1836/02 or 739/2003, with the established order of priority.

This guarantee shall be maintained with no reduction until the completion of the voluntary exchange of the External Public Debt Securities indicated in Section 24 of Decree 1387/01 or December 31, 2004, whichever is first, except in the case of advanced settlement, when it will be returned proportionately, in the inverse order of priority.

b)	Repayment shall be made in the same number of installments as those of the assets assigned in guarantee of the advances, in a maximum of seventy installments, which should be monthly, consecutive and each equivalent to the percentage established by regulations of the principal adjusted by the CER, the first to fall due in March 2004.

c)	Financial institutions must proceed to the accelerated settlement of the principal balance of the advances in the amount of the rate collected on the assets assigned in guarantee that exceeds 3.50% p.a. In addition, financial entities should proceed to accelerate the settlement of the principal of advances for the amount of the amortization of principal they collect from the assets assigned in guarantee that exceeds the corresponding installment in each period.

d)	Financial entities shall be able to settle principal due in advance in full or in part on any interest payment date.

e)	The CER rate plus interest will be due on restated balances as from the date of participation at the annual rate of 3.50%, payable monthly.

By communication “A” 3941 dated April 30, 2003, the BCRA has regulated the procedure whereby financial entities can indicate their intention to participate in the system for the settlement of rediscounts and advances described above, granting a term of 30 bank working days for entities to confirm their participation.

On May 22, 2003, the Federal Executive issued Decree No. 1262/2003 creating the Financial System Restructuring Unit (Unidad de Reestructuración del Sistema Financiero—“URSF”), which has been designed to define the strategy for the restructuring of the financial system and a corresponding action plan. This decree empowers the BCRA, with the authorization of the URSF, to modify the repayment conditions mentioned in sub-section b) above, as long as a) the assets in guarantee of such advances and/or rediscounts have an average life in excess of the term mentioned in that section, b) the financial institution qualifies under any of the situations foreseen by sections 34 and 35 bis of Law 21,526, and c) the financial institution will adopt a transformation and reorganization plan, approved by the URSF, to strengthen its efficiency and viability. The mentioned repayment will be made in the same number of installments as those of the assets assigned in guarantee, with a maximum of 120 installments.

1.1.9.     Information requirements and technical regulations

During fiscal year 2002 and 2003, the BCRA by different Communications established extensions for the presentation of the informative requirements and requested the financial institutions specific information as an exception. As the date of issuance of these financial statements, the BCRA keeps the informative requirement related to Liquidity Position suspended.

By means of Communication “A” 3917, effective April 1, 2003, the BCRA made changes to the rates to be applied to determine the minimum cash requirements, as well as the rates to be applied in determining the ratio for minimum application of resources derived from sight and term liabilities in pesos. Subsequently, by means of Communication “A” 4032, as from November 1, 2003, the B.C.R.A. repealed the regulations on minimum application of resources provided by sight and term deposits in pesos, and modified the minimum cash requirements.

In addition, by means of Communication “A” 3959 and complementary regulations, the BCRA introduced significant changes to minimum capital requirements for financial entities. This communication restored the need to satisfy information requirements as from May 2003, although entities must comply with capital requirements as from January 2004. In addition, gradual reductions were established in the requirements through to 2008, so that entities can adapt to the regulations in force.

1.2. Particular situation

1.2.1.     The impact of the crisis

Since late in the year ended on December 31, 2001, the financial system in general and the Bank in particular have to cope with a significant impact in their liquidity position, mainly as a result of mass withdrawals of deposits, constitutional protection actions by depositors, the ordering of precautionary measures and immediate measures by tribunals, the suspension of court-enforced collections and foreclosures, and the enactment of numerous laws, decrees, resolutions from the Ministry of Economy and Communications by the BCRA, which led to frequent changes in the Bank´s positions.

The liquidity crisis became especially aggravated in the second quarter of 2002, when cash withdrawals (accelerated by the cash withdrawal restrictions) and the reimbursement of deposits under precautionary measures reached their maximum level.

The situation described above led the Board of the Bank to decide the implementation of a plan to strengthen the Bank´s stockholders´ equity and liquidity. Similarly, the BCRA in exercise of its powers requested that the Bank formally submit the above-mentioned plan before that body. The plan was presented on May 31, 2002 with the aim of regularizing and restoring financial health in relation to complying with the technical regulation on minimum cash, which had been affected by the above-mentioned liquidity crisis triggered by the fall of deposits, court rulings on the actions brought by depositors, and by regulatory changes on prudential regulations. Such plan comprised the measures that had been adopted in April and May 2002, in relation to the financial assistance received from BBVA and the BCRA, the sale of a stock holding, the commencement of the execution of an administrative restructuring plan and the decision to capitalize the Institution (see note 2). Such plan was updated in October, 2002, and again subsequently in February and May 2003.

As from July 2002, BF has regulated its liquidity position, fulfilling this way with the technical regulations required, under this concept, by the BCRA.

By Resolution 354/2003 dated September 4, 2003, the B.C.R.A. requested the Bank’s reformulation of the regularization and reorganization plan to consider issues such as the adoption of measures to increase the Bank’s adjusted stockholders’ equity and conforming of technical ratios to those required by Communication “A” 3959 and complementary regulations related to Minimum Capital Requirements in effect as of January 1, 2004. On October 21, 2003, the Bank filed a letter with the B.C.R.A. informing some of the alternatives it was analyzing to comply with the Minimum Capital Requirements established by that authority as well as other operating ratios related to the Bank’s adjusted stockholders’ equity measured individually. In line with the guidelines of the abovementioned letter, after its joint analysis with the technical divisions of the Bank and the B.C.R.A., on January 21, 2004, the Bank filed a formal reformulation of the regularization and reorganization plan with the control authority, thus complying with the requirements established by the mentioned Resolution. In the opinion of the Board of Directors, the reformulation of the plan would enable the Bank to fully comply with the operating ratios referred to above. At the date of issuance of these financial statements, the plan is in process of approval by the B.C.R.A.

1.2.2.     Compensation to Financial Institutions for the effects of the devaluation and conversion into pesos

The Bank has submitted the BCRA three informative requirements regarding the amount to be compensated according to the Federal Executive Decree 905/02 dated August 5, September 12 and December 23, 2002, respectively. The final amount to be compensated, which originates from the last presentation made by BF on December 23, 2002, amounts to 797,300. BF applied this amount to the subscription of BODEN 2012 for a nominal value of thousands of USD 569,500 (at the exchange rate of 1.4 Argentine pesos to each US dollar). In addition, so as to cover the remaining negative foreign currency position after the pesification, the Bank requested the BCRA an advance payment to subscribe the above-mentioned bonds up to the concurrence of negative net foreign currency position for the amount of thousands of USD 37,039. As mentioned in note 1.1.4., as the date of issuance of these financial statements, such amounts are pending validation on the side of the BCRA.

On September 11, 2002, the BCRA credited BODEN 2012 for a nominal value of thousands of USD 421,890, and on October 29, 2002 for a nominal value of thousands of USD 88,894 (net of collateral security margin of about 15%), in accordance with a previous compensation estimate. During March 2003, the BCRA unblocked bonds for a face value of thousands of USD 386,000. Then the Bank made the contribution to the subsidiary Banco Francés (Cayman) Ltd. The remaining Bonds are currently blocked until the BCRA’s definite approval regarding the compensation amount is given.

The Bank and its subsidiaries keeps registered in its asset BODEN 2012 for an amount of 1,025,022 (under “Government Securities”) and BODEN 2012 to be received for an amount of 250,149 (under “Other receivables from financial transactions”).

On July 29, 2003 the Bank received a note from the BCRA in which it observed certain items and recording criteria that gave rise to the compensation being requested, and it informed it has under analysis other items that are part of the compensation previously mentioned. On November 12, 2003, BF answered that letter expressing that it had made a reasonable interpretation of current regulations and requesting the B.C.R.A. to review the criteria observed. Notwithstanding that, the Bank acknowledged certain minor observations and applied them in respect of equity.

Subsequently, Resolution 24/04 issued by the Superintendency of Financial and Exchange Institutions on February 13, 2004, partially accepted the defense presented by the Bank in the letter dated November 12, 2003 mentioned above, reducing the compensation requested by approximately 267,000. The Bank is analyzing the course of action to be followed. It should be noted that at December 31, 2003 the Bank has unappropriated reserves covering the above claims.

In addition, on December 31, 2003 the Bank received a complementary letter from the B.C.R.A. objecting to certain additional items of the compensation, for lower amounts. The Bank has requested notice of the file, which is pending resolution by the B.C.R.A.

As required by BCRA Communication “A” 3703, the compensation received was booked in January, 2002, as follows:

•	The gain resulting from the asymmetrical switch into pesos, which amounted to 1,217,700 (historical value 591,301), was allocated to “Financial Income – Gold and foreign currency exchange difference”, for the purpose of neutralizing the negative effects of the switch into pesos.

•	The amount of compensation received for the difference between Stockholders´ Equity as of December 31, 2001, and the Stockholders´ Equity that resulted from adjusting the net position in foreign currency switched into pesos at the exchange rate of 1.4 Argentine pesos to each US dollar, amounting to 424,223 (historical value 205,999), was allocated to the Stockholders´ Equity account “Unrealized valuation difference from compensation of the net position in foreign currency”.

1.2.3.     Assistance to the Government Sector

Pursuant to Decrees Nos. 1387/01 and 1646/01, the Bank and its subsidiaries swapped a portion of their holdings in federal government securities and/or loans to the federal government sector outstanding as of November 6, 2001, for a nominal value of USD 3,291,795 thousands, for Guaranteed Loans amounting to USD 3,360,403 thousands.

Subsequently, the Federal Executive established, by Decree No. 644/02, the steps that the Financial Institutions were to follow to accept the new conditions so as to receive the payments of principal and interest related to the Guaranteed Loans. On May 22, 2002, the Bank accepted the abovementioned changes to the conditions of the Guaranteed Loans, while its subsidiary, Banco Francés (Cayman) did it on July 12, 2002.

In addition, the bank has presented to Banco de la Nación Argentina, in its capacity as trustee for the FFDP, provincial governments securities and loans granted to the government sectors of the provinces for a nominal value of thousand of USD 47,892 and 480,970, respectively, so as carry out the swap provided by Decree No. 1387/01. On December 26, 2002, the Economy Ministry accepted the offers of conversion of the Provincial Public Debt into Guaranteed Bonds, implemented in loans and that represented in Government Securities. During the second six-monthly period of 2003, the Entity has received the mentioned securities in swap, i.e. Secured Bonds due in 2018.

As of December 31, 2003, and 2002 the Bank carried the following receivables from the government sector:

a) Government securities in portfolio and affected to liability repurchase agreements, without market value:

	12.31.03		12.31.02
	BBVA Banco Francés	Consolidated Position	Consolidated Position
Argentine Republic External Bills	645,593	645,593	718,598
Tucumán Provincial Treasury Bonds	—	—	47,762
Secured Bond 2018	979,507	979,507	—
CCF (Tax credit certificate)	86,225	86,225	93,056
Treasury Bills	61,556	64,379	70,842
LECOP Bonds Treasury Bills	—	—	9,948
Other	37	16,743	26,453

Total	1,772,918	1,792,447	966,659

b) Credit assistance to the government sector:

	12.31.03		12.31.02
	BBVA Banco Francés	Consolidated position	Consolidated position
Federal Government secured loans - Decree No. 1387/01 (net of discounts)	3,443,185	5,853,475	5,546,045
Provincial Governments secured loans - Decree No. 1579/02	—	—	1,009,538
Loans to other public sector agencies	839,956	839,956	929,823

Total	4,283,141	6,693,431	7,485,406

Allowances	—	(103,417)	(200,298)

Taking into account that: a) under Communication “A” 3911, the BCRA has determined the valuation criteria that financial institutions must apply regarding assistance to the public sector, which for the current year establishes the application of discounted values at rates that do not significantly differ from contractual ones, b) the Federal Government has announced the suspension of payment of the national debt services for those bonds issued before December 31, 2001 which had not been restructured, having presented a sovereign debt restructuring proposal to reduce it by 75%, (however, 83,156 were received during the 2002 fiscal year from the Federal Government secured loans and 137,350 during the 2003 fiscal year for interest services), and c) the Secured Bonds are valued at their present value in accordance with the BCRA standards, due to the fact that the known market values are significantly lower and do not represent the actual value of realization of such assets as they have not reached representative levels of transactions on the market; it is not possible to determine the effect that these issues could have on the recoverability of the book values of these holdings and financing.

1.2.4.     Assistance to the Private Sector

The effects resulting from the crisis that Argentina is currently enmeshed by and the difficulties evidenced in the payment chain have had a negative impact on the Bank’s credit assistance of debtors from the commercial and consumer portfolios generating deterioration.

As of December 31, 2003, and 2002 the Bank carried the following receivables from the private sector:

	12.31.03		12.31.02
	BBVA Banco Francés	Consolidated position	Consolidated position
Commercial loans portfolio	1,642,684	1,699,585	2,926,938
Consumer loans portfolio	919,881	953,368	1,115,512
Private debt securities	223,848	264,403	252,070
(Allowances loan portfolio)	(395,521)	(400,756)	(1,171,808)
(Allowances on debt securities)	(69,521)	(71,349)	(118,603)

Total	2,321,371	2,445,251	3,004,109

The Bank has carried out an analysis of its loan portfolio in view of the new events and has booked during the fiscal year ended December 31, 2003 and 2002, incremental charges for allowances with the object of achieving a major degree of hedge for doubtful accounts in accordance with the BCRA standards.

By Communication “A” 3918, on April 4, 2003 the BCRA flexibilized until December 31, 2003 the criteria for classification and setting up of reserves on loans to debtors of the private non-financial sector. Following a conservative criteria, in order to maintain the level of coverage of the risk of loan losses, the Bank maintained the provisions set up on the loan portfolio which exceed those required by the abovementioned communication.

1.2.5.     Deposits. Rescheduling of balances. Swap for Government Bonds (Swap I and II)

Swap I

The Bank´s customers opted to swap their rescheduled deposits into bonds as follows:

Amount in thousands of pesos
Section 2 of Decree No. 905/2002	650,214
Section 3 of Decree No. 905/2002	6,098
Section 4 of Decree No. 905/2002	99,481
Section 5 of Decree No. 905/2002	39,259
Section 24 of Decree No. 905/2002	36,434

Total	831,486

% of total deposits	10.74%
% of deposits eligible for swap	31.20%

The Bank swapped the following holdings for the mentioned bonds subscription:

•	Argentine Federal Government 9% Bonds for a technical value (without the CER) of 318,640.
•	Federal Government secured loans for an average booking amount of 304,702.
•	The Bank estimate to swap Secured Bonds for the difference (208,144), once the corresponding regulations have been issued.

Swap II

The Bank received the following options from depositors (capital):

Amount in thousands of pesos
Federal Government Bonds in US dollars maturing in 2013	203,957
Federal Government Bonds in US dollars maturing in 2006	176
Certificate of deposit T-bills in pesos	1,866

Total	205,999

% of deposits eligible for swap	16.92%

At the date of issuance of these financial statements, the process of subscription and delivery of the mentioned bonds is pending implementation by the Government.

Additionally, during 2002, the Bank reimbursed in cash 206,030 in rescheduled deposits pursuant to the option provided by the BCRA which, in the case of the Bank, were for deposits up to pesos 10,000 plus CER.

Advanced repayment:

The Bank had received applications for the advanced repayment of rescheduled deposits under the terms of Decree 739/2003 for 608,176 which were repaid in cash and in time deposits adjusted to 90 and 120 days since April, 2003. At the date of issuance of these financial statements a significant portion of the deposits that fell due during the period had been roll over. At December 31, 2003, the Bank records rescheduled deposits CEDROS for 577.747 (including interest and adjustments) booked in Other deposits from non financial private sector, and interest and listed-price differences accrued payable.

1.2.6     Deferred Tax

As of December 31, 2003 and 2002, the Bank records under Other Receivables (in the Tax Advance account) a taxable deferred asset of 185,497 and 368,711, respectively.

On June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, have responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendency of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. The Entity is analyzing the measures to be adopted; however, it recorded an allowance, booked in Other Receivables, for 100% of the remaining balance of this asset as of December 31, 2003, recorded in the charge for uncollectibility of other receivables and other allowances account in the statement of income.

1.2.7.     Legal actions

I) Constitutional protection actions

The Bank has been notified of injunctions, mainly pursuant to constitutional protection actions, that require deposits to be reimbursed in cash in amounts larger than provided under current legislation or regulations, and/or the release of rescheduled deposits and/or declare the inapplicability of legislation passed by National Congress or measures issued by the Federal Executive or the BCRA. As of the date of filing these Financial Statements, neither Federal, nor Buenos Aires City nor Provincial courts had ruled on the substance of the matter; accordingly, the final outcome of these legal actions is unknown.

Owing to the equity loss that the fulfillment of the precautionary measures ordered by different courts in constitutional protection actions imply for the financial system and, in particular, for BF, the Bank has let this loss be known to the Ministry Economy and the BCRA expressing a reservation of legal rights.

To date the authorities have not ruled on possible compensation for the financial system in relation to these matters.

Furthermore, by means of Communication “A” 3916 dated April 3, 2003 the BCRA resolved to allow the capitalization of the differences arising from compliance with court orders in cases challenging regulations in force in accordance with Law 25,561, Decree 214/02 and complementary regulations in relation to deposits within the financial system. This asset (calculated according to the difference in nominal terms between the deposit at the free market exchange rate at the moment of each payment compared to the book vale of 1.40 pesos per dollar plus CER to that date) is being amortized in 60 monthly installments as from April 2003.

As of December 31, 2003, BF records 943,955 under Intangible Assets (less accumulated amortization for 132,398).

The Bank, however, notifies that such amortization is solely calculated to comply with the regulations of the B.C.R.A. and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

Furthermore, on February 3, 2004, the Asociación de Bancos de la Argentina (Argentine Banks’ Association - ABA) which groups all foreign-capital national banks, and the remaining financial entities, filed a compensation request with the Economy Minister for the foreign exchange differences generated by compliance with court decisions related to constitutional protection actions filed by the holders of deposits in US currency prior to the change of the convertibility regime. The Entity has approved such filing. .

II) Portfolio variation coefficient

In accordance with that established by the current standards, the Bank has to apply the CVS (Salary Variation Coefficient) for certain pesified loans.

Owing to the loss, which arises from the application in certain bank loans of the CVS coefficient instead of the CER one, the Entity has decided to demand for a compensation to the Economy Ministry and the BCRA. Accordingly, it has activated the difference generated by the CVS coefficient application instead of the CER one on the understanding that the Federal Government shall compensate the Bank for the loss caused by this situation. As of December 31, 2003 and 2002, the net value of this asset amounts to 141,059 (net of allowances for 61,728) and 97.719, respectively, which had been recorded under Other Receivables.

The National Congress has enacted a law contemplating that compensation. On January 23, 2004, the Federal Executive ruled the abovementioned law through Decree 117/2004, outlining the requirements to be met by financial entities to subscribe to the compensation regime. Nevertheless, the regulation by the B.C.R.A. is still pending.

III) Yield mistmatching

As a result of the measures adopted since the beginning of 2002, the financial system became exposed to a structural mismatching of rates and terms, with net financial income in particular being subject to the behavior of retail inflation (basically CER) as regards the rate of interest, as well as to the evolution of the exchange rate in relation to the position in foreign currency. A significant portion of the risk assets in the financial system and those held by the Bank are restated according to the CER plus an annual interest rate, whereas most liabilities earn real interest rates -except for the remaining portfolio of rescheduled deposits (Cedros) which is restated according to the CER index plus 2% p.a. This situation becomes more evident as the volume of rescheduled deposits declines, whether because of payment following court orders or because of releases and settlement of Cedros established by law. See Notes 1.1.6. and 1.1.7.

This mismatching was the cause of one of the complaints by the financial system that the Federal Government responded to favorably, with a partial solution through the issue of Decree 739/03 and BCRA Communication “A” 3941 dated April 30, 2003, according to which financial liquidity assistance from the Central Bank will start to accrue interest at the CER rate plus an annual rate of 3.5%. See 1.1.8.

The Board of Directors considers that as long as interest rates remain at current levels this situation will not generate additional negative impacts.

In the opinion of the Bank’s management and its legal counsel, it is highly probable that the Government will seek to compensate banks for the damage to their equity. At the date of issuance of these financial statements it is not possible to determine the final outcome of these matters, and the statements do not therefore include any adjustment that could derive from the resolution of these uncertainties.

1.2.8.     Advances requested from the BCRA, financing received from BBVA, and corporate bonds

For the purpose of covering the decrease in deposits, the Bank obtained, during the period March through July 2002, advances from the BCRA, which as December 31, 2003 and 2002, amount to 1,848,333 and 1,784,238, respectively, and are included under “Other liabilities from financial transactions – BCRA Other”. In guarantee of such assistance, the Bank executed a first-degree collateral agreement whereby it encumbered in favor of the BCRA a portion of the Bank´s credit rights under the Guaranteed Loan Agreement executed on December 7, 2001, pursuant to Federal Executive Decree No. 1387/01 as supplemented and amended.

The Bank has adhered to the cancellation procedure related to such assistance as described in note 1.1.8 through several presentations to the BCRA and the URSF. As a result, the Bank will repay the assistance received from the BCRA in 89 monthly installments as from March, 2004, giving in guarantee of such assistance national secured loans as established by the B.C.R.A. in its letter dated December 5, 2003.

In addition to the advances granted by the BCRA, BF received from BBVA the following:

•	In April 2002, the Bank received assistance from BBVA in the amount of USD thousands 159,316, from which USD thousands 79,316 plus its accrued interests were capitalized as of December 31, 2002 (note 2.3), in security for which it provided Guaranteed Loans to the Argentine Government and syndicated loans granted to customers of the non-financial private sector.

•	In May 2002, the Bank sold its equity interest in BBVA Uruguay to BBVA for USD 55 million (note 2.2).

•	In July 2002, the Bank entered into repurchase agreements with BBVA for an amount of USD 102.9 million, which remain in force at the date of the issuance of these financial statements.

•	As of the date of maturity of each principal installment of series 14 and 15 corporate bonds, BBVA assisted and will assist BF to the extent of the amounts repayable by BF to BBVA in such respect. As of December 31, 2003 and 2002, these assistance amounted USD 3.8 million and USD 1 million, respectively.

In addition, BF agreed upon the refinancing of simple corporate bonds for the amount of US$ 135.004.500 maturing on October 31, 2003, through the issuance of a new bond on November 26, 2003. Such refinancing included the interest payment and of a 10% of the capital as of October 31, 2003 and the remaining shall be paid in six-monthly installments maturing on October 31, 2008.

1.2.9.     Technical Regulations

On March 7, 2003, the BCRA issued Communication “A” 3889, effective May 1, 2003, establishing that the absolute value of the global position in foreign currency should not exceed 30% of the adjusted stockholders’ equity for the previous month. To comply with these limits, on May 15, 2002, the Bank submitted its proposed schedule for adaptation to the regulation, which is currently pending approval by the BCRA.. However, the latter has not as yet ruled any informative regime in this respect.

By means of the abovementioned Resolution 354/2003, the B.C.R.A. requested the mentioned facilities to be restructured and their presentation for joint evaluation with the regularization and strengthening plan, reformulation of which is required by that resolution.

The Bank has submitted to the BCRA the monthly technical ratios required by that control authority. The ratios for minimum capital, spreading of credit risk, immobilized assets and the global foreign currency position, although fully complied with on a consolidated basis, record a shortfall in compliance on the basis of the individual statements. It should be mentioned that such shortfall had not generated any noncompliance with the B.C.R.A. through December 31, 2003.

As explained in Note 1.2.1., on January 21, 2004 the Bank filed the reformulation of the regularization and reorganization plan, which would enable the Bank to fully meet the mentioned technical ratios. At the date of issue of these financial statements, that reformulation is in process of approval by the B.C.R.A.

1.2.10.     Future evolution of the economical situation and its effect on the Bank

The negative consequences of the situations described above on the Financial System overall and in particular on the Bank, involve the liquidity, the impact of the devaluation of the Argentine peso and the switch into pesos, the recoverability of loans to both the Government and the private sectors, lost profitability and the mismatch of terms and currencies.

In addition, the measures taken by the Federal Executive allowed progress towards the compensation for the asymmetrical switch into pesos (Note 1.1.4.) and coverage of the foreign currency position. Swap of rescheduled deposits for federal government bonds (Note 1.1.6.) allowed depositors to choose to take such bonds in exchange for their deposits and depositors have been authorized to request the early repayment of these deposits. In addition, the BCRA has issued regulations on the procedures to be followed by financial entities to confirm their participation in the system for the settlement of advances and rediscounts. (Note 1.1.8.).

As from the third quarter of 2002, and with greater intensity in year 2003, economic variables have begun to evolve favorably for the financial sector in general.

In the particular case of BF, it can be seen that:

•	it has increased its deposit portfolio and the volume of its transactions,

•	it has complied with minimum cash requirements for over one year,

•	it has offered the early return of all Cedros arising from deposits in pesos, and it has settled its repurchase agreement transaction with the BCRA in the amount of 19,469.

•	it has completed the advanced repayment of Cedros for 608,176, having paid 318.023 in cash, set up 110,920 in 90-day time deposits and 179,233 in 120-day deposits.

•	it has agreed upon the refinancing of simple corporate bonds for the amount of US$ 135.004.500 maturing on October 31, 2003 (see note 1.2.8.).

Except for events outside its control, the Board of Directors expects the balance achieved will be maintained. The BCRA and the Bank are monitoring on a constant basis the results of the actions taken by the Bank with the aim of strengthening its financial position.

Nevertheless, at the date of presentation of these financial statements structural problems remain in the Argentine economy and the Argentine financial system that are pending solution. These include the conclusion of the process of compensation for banks, the reconstruction of the financial system, the negotiations of public debt with foreign creditors and privatized utility companies and the completion of the debt restructuring process by certain companies in the private sector.

The Board of Directors is optimistic regarding the future development of operations, especially if the State were to make good the significant gap implicit in compliance with the release of blocked funds following court orders, and were to compensate the financial system for the financial and economic loss for banks resulting from the application of the CVS instead of the CER, as well as compensating for the mismatching between assets and liabilities that are restated according to indexes and assets and liabilities subject to interest rates.

The impacts generated by these issues on the Bank’s equity and financial position as of December 31, 2003 and 2002 were recorded in accordance with the regulations of the BCRA and with the best estimates made by the Bank’s Management in those cases not specifically regulated as of the date of issuance of these financial statements. Thus, it has not been possible to foresee the future evolution of these variables and their potential effect on the Bank.

2.	CORPORATE SITUATION AND BANK’S ACTIVITIES

2.1.	Corporate situation

BBVA Banco Francés S.A. (BF) has its main place of business in Buenos Aires and operates a 231-branch network and 39 offices of its affiliate Credilogros Compañía Financiera S.A.

As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the bank, direct and indirectly, with 79.52% corporate stock as of December 31, 2003 and 2002. BBVA provides technology and support in new products and has upheld BF in the Argentine financial system crisis, as indicated by the actions described in notes 1.2.1. and 1.2.8.

Part of BF’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

2.2.	Sale of interest in Banco Bilbao Vizcaya Argentaria Uruguay S.A.

On May 13, 2002, the Bank entered into an agreement with BBVA for the sale of its 60.87% interest in BBVA Uruguay. This transaction was approved by the Bank´s Board of Directors at their meeting held on May 13, 2002, and the Central Bank of the Uruguayan Republic on May 10, 2002. The total selling price for the shares amounted to USD 55 million, which was collected on the date the transaction was carried out, without giving rise to any significant result.

2.3.	Capital increase

At the Regular and Special Meetings held on August 7, 2002, the stockholders approved the Bank´s capital increase in the amount of up to 1,250,000 nominal value for the subscription of common, book-entry shares, entitled to one vote per share. Those shares may be paid up in cash and/or with subordinated corporate bonds in foreign currency issued by the Bank, maturing on March 31, 2005, and/or loans granted by BBVA to the Bank. At the referred meeting the stockholders delegated to the Board of Directors the powers to establish the remaining conditions.

The Bank´s Board of Directors, at this meeting of December 5, 2002, decided on the following issues, among others, the value of subordinated corporate bonds to capitalize USD 58.10 per USD 100 nominal value, based on valuation reports made by independent third parties.

On December 31, 2002, was decided to declare the capital increase closed, 158,361,439 new shares in the exercise of preferential right and 135,101 new shares in the exercise of the right of accession were subscribed and integrated.

Changes in the Bank’s capital stock during the last 4 fiscal years are as follows:

				Total (in thousands)
Capital Stock as of December 31, 1998:				186,631

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount (in thousands)	Total (in thousands)
04-27-1999	08-20-1999	(1)	23,000	209,631

08-07-2002	02-06-2003	(1)	158,497	368,128	(2)

(1)	Through public subscription of shares.
(2)	The amount of Capital Stock is fully paid in and authorized for public offering by CNV.

2.4.	Banco Francés (Cayman) Limited

On August 15, 2002, the Bank made a capital irrevocable contribution in kind (Federal Government Guaranteed Loans GL 08) with original nominal values of USD 185,043,841, which were pesificated under the Executive Orders mentioned in 1.1.1, representing a book value in pesos, as of that date, of 305,409. Such contribution was authorized by Resolution No. 360 of BCRA´s Board of Directors and by the Cayman Islands Monetary Authority dated May 30, 2002, and February 19, 2003 respectively.

In addition, on March 24, 2003, the Bank has made the contribution in kind of the Federal Government Libor 2012 bonds in US dollars received as compensation, as disclosed in 1.2.2. derived from the pesification effect of the Federal Government Guaranteed Loans portfolio held by such subsidiary. Though Board Resolution No. 645 of October 17, 2002, the BCRA authorized the Bank to make the contribution in kind in the mentioned subsidiary for an amount up to USD 386 million of BODEN 2012 (amount resulting of the guaranteed Loans holdings in that subsidiary as of December 31, 2001). The Monetary Authority of the Cayman Islands has authorized the abovementioned capitalization through the resolution dated February 19, 2003.

On April 15, 2003, capitalization of the abovementioned contributions was carried out through the issuance of 223,223,124 shares of US$ 1 par value.

2.5.	PSA Finance Argentina Compañía Financiera:

On October 31, 2003, subject to the approval of the B.C.R.A, BF acquired 50% of the shares of PSA Finance Argentina S.A. (PSA) from Credilogros Compañía Financiera S.A. for 11,900, and the latter settled the call received from BF for a total of 11,700 plus interest.

The corporate purpose of PSA is the granting of credits in the retail market for the acquisition of new and used cars offered through Peugeot Argentina S.A.’s official dealer network. The company started operations in March 2002.

2.6.	Irrevocable capital contributions in Atuel Fideicomisos S.A. and purchase of a 5% interest in Francés Administradora de Inversiones S.A.:

On February 3, 2004, the Bank made an irrevocable contribution of capital in its subsidiary Atuel Fideicomisos S.A. for 13.000.

Also, on February 4, 2004, the Bank acquired 5% of the capital stock of Francés Administradora de Inversiones S.A. from Banco Francés (Cayman) Limited amounting to 580, while the remaining 95% was acquired by Atuel Fideicomisos S.A.

2.7.	Responsibility of shareholders

BBVA Banco Francés S.A. is a corporation established under the laws of the Argentine Republic, and the responsibility of its shareholders is limited to the value of the paid in shares, in accordance with Law No.19,550. As a result, in compliance with Law No.25,738, it is hereby informed that neither the foreign capital majority shareholders nor the local or foreign shareholders will respond, in excess of the mentioned paid-in shareholding, for the liabilities arising out of the transactions performed by the financial entity.

3.	SIGNIFICANT ACCOUNTING POLICIES

3.1.	RESTATEMENT OF THE FINANCIAL STATEMENTS IN EQUIVALENT PURCHASING POWER

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by FACPCE Technical Resolution No. 6 (modified by Technical Resolution No.19), using adjustment rate derived from the internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

Accordingly to the above mentioned method, the accounting measurements were restated by the purchasing power changes through August 31, 1995. As of that date, based in the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and BCRA Communication “A” 2365, the accounting measures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1°, 2002, considering the previous accounting measures restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the National Securities Commission (C.N.V.), in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, BBVA Banco Francés S.A. applied the mentioned restatement until February 28, 2003.

3.2.	COMPARATIVE INFORMATION

As required by the regulations of the BCRA, the financial statements for the fiscal year ended on December 31, 2003 are presented in comparative form with those for the previous fiscal year. To that end, the financial statements for the fiscal year ended on December 31, 2002 were restated into currency units of February 28, 2003 through the application of the adjustment coefficient derived from the internal wholesale price index published by I.N.D.E.C.

3.3.	VALUATION METHODS

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of December 31, 2003 and 2002, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of each year. The exchange differences were charged to income (loss) for each year.

b)	Government and private securities:

Government securities:

•	Holdings in investment accounts:

•	Federal Government Compensation for the asymmetrical switch into pesos: BCRA Communication “A” 3785, dated October 29, 2002, determined that the Federal Government Bonds (BODEN 2012) received for the compensation mentioned above could be booked at technical value, limiting dividend distribution in cash to income exceeding the difference between book value and the listing value of such bonds booked in the month in which the year is closed. Additionally, such Communication set forth that the cap derived from rising market price by 20% will not apply for the valuation of the bonds mentioned above for treating valuation differences.

As of December 31, 2003 and 2002, the Bank booked the compensation received, pursuant to the provisions of BCRA Communication “A” 3785 at face value as of such date, plus interest accrued pursuant to the conditions of their issuance, converted into Argentine pesos under the method described in note 3.3.a).

•	Remaining holding: as provided by Communication “A” 3278 by the BCRA, they were valued at acquisition cost, increased by compound interest formula due to the accrual generated on the internal rate of return and the time elapsed from the acquisition date.

The book value for each security is decreased in the amount of the positive difference resulting from the book value less 120% of the market value.

•	Holdings for trading or financial transactions: they were valued based on current listed prices for each security as of December 31, 2003 and 2002. Differences in listed prices were credited/charged to income for years then ended.

•	Unlisted government securities: at December 31, 2003 these bonds were valued at the lower of present or technical value (including restatement and accrued interest), as established by Communication “A” 3911 of the BCRA.

The present value was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 3%, in accordance with the provisions of the abovementioned Communication.

As the present value determined was lower than the technical value (which agrees with the theoretical value) by (81,493), this difference was recognized against the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned communication, the theoretical value was calculated based on the book value at February 28, 2003 restated by the CER through the end of the year.

As of December 31, 2002, they were valued at their face value plus income accrued through the end of the year.

Investments in listed private securities:

•	Equity and debt instruments: they were valued based on current listed prices as of December 31, 2003 and 2002. Differences in listed prices were credited/charged to income for years then ended.

c)	Government loans

Federal Government secured loans – Decree No. 1387/2001:

As of December 31, 2003 these loans were valued at the lower of present or technical value, as established by Communication “A” 3911 of the BCRA.

The present value was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 3%, in accordance with the provisions of the abovementioned Communication.

The technical value was calculated in accordance with the swap values established by the Ministry of Economy at November 6, 2001 plus interest accrued through the end of the year, converted into pesos at rate of $ 1.40 per dollar plus CER.

The net effect of differences between the value determined for each loan (the lower of present or technical value) and their theoretical value amounted to 427.254 and was charged to the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned communication, the theoretical value was calculated based on the book value at February 28, 2003, net of the balancing account derived from the swap set forth by Decree 1387/01 and restated by the CER through the end of the year. This balancing account was charged to income (loss) for the year.

As of December 31, 2002, they were stated at the swap values established by the Ministry of Economy as of November 6, 2001, plus the related interest accrued through year end, translated into pesos at the exchange rate of 1.4 Argentine pesos to each US dollar and adjusted to the CER.

As set forth Communication “A” 3366 and “A” 3385 of the BCRA, the initial value of guaranteed loans matched the previous book value of federal government bonds and/or loans as of the swap date, without giving rise to any income (loss) for the swap recognition, since the positive difference generated between the swap values established by the Ministry of Economy and the book value of the swapped bonds was reflected in a balancing account.

Provincial Governments secured loans and other Government loans

As of December 31, 2003 these loans were valued at the lower of present or technical value (including restatement and accrued interest), as established by Communication “A” 3911 of the BCRA.

The present value was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 3%, in accordance with the provisions of the abovementioned Communication.

As the present value determined was lower than the technical value (which agrees with the theoretical value) by (68,199), this difference was recognized against the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned Communication, the theoretical value was calculated based on the book value at February 28, 2003 restated by the CER through the end of the year.

As of December 31, 2002, they were valued at their nominal residual value plus income accrued through the end of the year.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the fiscal years in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, rescheduled certificates of deposit subject to CER (“CEDROS”) and guaranteed loans (Decree No. 1387/2001), on which interest has been accrued by the straight line method.

e)	Benchmark stabilization coefficient (CER) and the Salary Variation Coefficient (CVS) accrual:

As mentioned in Note 1.1.1, as of December 31, 2003 and 2002, receivables and payables have been adjusted to the CER as follows:

•	Guaranteed Loans had been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER effective 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

•	Loans to private sector and receivables from sale of assets (subject to conversion into pesos): they have been adjusted under Communication “A” 3507 of the BCRA and supplementary regulations, which resolved that the payments through September 30, 2002, were made under the original terms of each transaction and were booked as prepayments, where as from February 3, 2002, the principal was adjusted to the CER prevailing on December 31, 2003 and 2002, deducting the prepayments mentioned above as from the payment date, except those subject to the provisions of Decrees 762/02 and 1242/02, which excluded the application of that coefficient from some mortgage, pledge, personal and other lines of credit.

•	As of December 31, 2003, Secured Bonds had been adjusted under Resolution 539/2002 of the Ministry of Economy, which resolved that the CER effective 5 (five) days prior to the maturity date of the related service will be considered for yield and repayments of the bonds.

•	Deposits and other assets and liabilities (subject to conversion into pesos): The CER prevailing on December 31, 2003 and 2002 was applied.

In November 2003, the Bank accrued the C.V.S. (Salary Variation Coefficient) accumulated through that date for accounting purposes and estimates it will continue to apply it on a regular basis over the term of duration of such coefficient.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, assets subject to financing leasing, receivables from sale of property assets and contingent commitments: this allowance has been calculated based on the Bank´s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2729 and supplemented of the BCRA (see note 1.2.4.).

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

•	In foreign currency: as of December 31, 2003 and 2002 , they were valued according to the bench-mark exchange rate of the BCRA for each currency determined on the last business day of each year.

•	Of securities:

•	Holding in investment accounts (government securities): they were valued based on the criterion described in note 3.3.b.). At December 31, 2003 the Bank entered into reverse repurchase agreements with BBVA with Argentine Republic External Bills amounting to 557,270 originally maturing in January 2004, which had been roll over by the date of these financial statements. At December 31, 2002, those operations amounted 682,172.

•	Holdings for trading or financial transactions (government and private securities): they were valued based on the criterion described in note 3.3.b.).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of December 31, 2003 and 2002.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not received as of December 31, 2003 and 2002.

j)	Other receivables from financial transactions: Compensation to be received from the Federal Government:

As of December 31, 2003 and 2002, the compensation to be received by the Bank has been booked as “Other receivables from financial transactions – Other receivables not covered by debtor classification regulations”, and was valued at the residual nominal value of the Federal Government Bonds in US dollars plus the interest accrued according to the conditions of issuance, converted into pesos according to the provisions of note 3.3.a.).

k)	Assets subject to financing leasing:

As of December 31, 2003 and 2002, they have been valued at the current value of unaccrued installments calculated as per the conditions agreed upon in the respective contracts, applying the imputed interest rate thereto.

l)	Investments in other companies:

•	Investments in controlled financial institutions, supplementary activities and authorized: they were valued based on the following methods:

•	Credilogros Compañía Financiera S.A., Francés Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., Consolidar Cía. de Seguros de Retiro S.A., PSA Finance Compañía Financiera S.A. and Atuel Fideicomisos S.A.: were valued by the equity method at the end of each year.

•	Banco Francés (Cayman) Ltd: was valued by the equity method, converted into pesos according to the following methods:

The financial statements were adapted to the rules of the BCRA. Such financial statements, which were originally stated in foreign currency, were converted into Argentine pesos as described below:

•	Assets and liabilities were converted based on the criterion described in 3.3.a.).

•	The assigned capital and irrevocable contributions were calculated at the ARS amount remitted by the Bank

•	Unappropiated earnings were determined by the difference between assets, liabilities and assigned capital, converted into pesos as indicated above.

•	Income (loss) for the years was determined by the difference between unappropiated earnings at beginning and year end, and was allocated to “Income (loss) from long-term investments”.

•	Investments in non controlled financial institutions, supplementary activities and authorized: they were valued according to the following methods:

•	Rombo Cía. Financiera S.A. and other companies (Visa Argentina S.A., Banelco S.A. and Interbanking S.A): were valued by the equity method at the end of each year.

•	Bladex S.A. (included in Other—Foreign): was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 3.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

•	Other non controlled affiliates: they were valued based on the following methods:

•	Consolidar A.R.T. S.A. and BBVA Seguros S.A.: were valued by the equity method at the end of each year.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

As from the effectiveness date of Law No. 25,063, dividends in cash or in kind received by the Bank from investments in other companies in excess of accumulated taxable income of such companies at the time of distribution thereof shall be subject to a 35% income tax withholding, which shall be a single and final payment.

m)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 3.1., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

n)	Intangible assets:

They have been valued at acquisition cost restated as explained in note 3.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

o)	Employee termination pay:

The Bank expenses employee termination pay disbursed.

p)	Allowance for other contingencies:

Includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

q)	Stockholders’ equity accounts:

They are restated as explained in note 3.1, except for the “Capital Stock” and “Non capitalized contributions´ account which has been kept at original value. The adjustment resulting from its restatement is included in the “Adjustment to Stockholders´ Equity – Adjustment to Capital Stock” account.

r)	Statement of Income Accounts:

•	Accounts accruing monetary transactions (financial income (expense), service charge income (expense), provision for loan losses, operating expenses, etc.) were restated by applying the adjustments coefficients to the historical amounts accrued on a monthly basis, up to February 28, 2003.

•	Accounts reflecting the effect on income resulting from the sale, write-off, or usage of nonmonetary assets were computed based on the value of such assets, as mentioned in note 3.1.

•	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 3.1.

•	The effect derived from inflation for maintaining monetary assets and liabilities up to February 28, 2003, has been recorded in three accounts: “Monetary income (loss) on financial intermediation”, “Monetary income (loss) on operating expenses” and “Monetary income (loss) on other operations”.

s)	Result per share:

At December 31, 2003 and 2002 the Bank calculates the net result per share on the basis of 368,128,432 and 288,880,162 ordinary shares, respectively, of $ 1 par value each. The net result for the fiscal years ended on those dates is as follows:

	2003	2002
Net loss for the fiscal year	275,726	1,251,262
Net loss per share for the fiscal year	$0.75	$4.33

4.	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES EFFECTIVE IN BUENOS AIRES CITY - ARGENTINA

By Resolution CD No. 87/03 the Professional Council in Economic Sciences of Buenos Aires City (C.P.C.E.C.A.B.A.) approved, with certain amendments, Technical Pronouncements Nos. 16, 17, 18, 19 and 20 of the F.A.C.P.C.E. incorporating certain changes to the professional accounting valuation and disclosure standards, which are mandatory applicable as from years commenced on July 1, 2002 and interim periods corresponding to those years. Furthermore, by General Resolution No. 434, the National Securities Commission (C.N.V.) adopted, with certain amendments, those Technical Pronouncements based on the resolutions of the C.P.C.E.C.A.B.A., which will be mandatory applicable as from the years commenced on January 1, 2003.

The Bank has prepared these financial statements applying the regulations of the BCRA, which do not contemplate the new valuation and disclosure criteria incorporated to the professional accounting standards in effect in the Buenos Aires City.

The main differences between the regulations of the BCRA and the professional accounting standards in effect in the Buenos Aires City are detailed below.

I. Restatement of the financial statements to recognize the changes in the purchasing power of the currency

These financial statements recognize the effects of changes in the purchasing power of the currency through February 28, 2003 following the restatement method established by Technical Pronouncement No. 6 of the F.A.C.P.C.E. (amended by TP No. 19). In accordance with Decree No. 664/2003 of the National Executive Branch, Communication “A” 3921 of the BCRA and Resolution No. 441 of the C.N.V., application of that method was discontinued by the Bank and, therefore, it did not recognize the effects of changes in the purchasing power of the currency arising after March 1, 2003.

The financial statements at December 31, 2002, presented for comparative purposes, were restated following the same criterion.

In addition, CD 190/2003 issued by the C.P.C.E.C.A.B.A. established the discontinuance of the restatement into homogenous currency as from October 1, 2003 on the understanding that the country shows a stable monetary context. The change in the Wholesale Prices Index between March 1, 2003 and September 30, 2003 was 2.14% (negative). Had the accounting information been restated in accordance with professional accounting standards, the effect on the net loss for the year and total stockholders’ equity would not have been significant considering the financial statements as a whole.

II. Valuation criteria

a) Argentine Government Secured loans

As detailed in Note 1.2.3, during the year ended on December 31, 2001, as a consequence of the provisions of Decree No.1387/01, on November 6, 2001, the Bank and its subsidiaries exchanged national government securities, bonds, treasury bills and/or unsecured loans with the National Government for a nominal value of US$ 3,291,795 thousands for Secured Loans. At December 31, 2003 and 2002, those loans are recorded under “Loans – to the Public Sector” amounting to 5,853,475 and 5,546,045 (consolidated amounts), respectively, in accordance with the criterion described in Note 3.3.c. In accordance with Resolution CD No. 290/01 of the C.P.C.E.C.A.B.A., at December 31, 2003 and 2002 these assets should have been valued considering the respective quotation values of the swapped bonds at November 6, 2001, which as from that date are considered as transaction cost, plus interest accrued through the end of each year, converted into pesos at the rate of $ 1.40 per dollar plus CER.

b) Government securities and other receivables from financial transactions

At December 31, 2003 and 2002, the Bank and its subsidiaries appropriated some government securities (received and pending receipt) and certain assets in government securities affected to reverse repurchase agreements as “holdings in investment accounts” (see note 3.3.b) and 3.3.g)) as per the following detail:

Item	31.12.2003	31.12.2002
Compensation received and pending receipt from the National Government (Boden 2012)	1.275.171	2.104.666
Argentine Republic External Bills	645.593	713.314
Treasury Bills Series 90	62.608	59.715
Other	18.456	36.612

In addition, the Bank held Argentine Secured Bonds (maturity 2018) at December 31, 2003 for 979,507, recorded in unlisted government securities (see note 3.3.b))

In accordance with professional accounting standards applicable in the Autonomous City of Buenos Aires, these assets should be valued at their current value. At December 31, 2003, the market values of the Boden 2012 at the closing of operations on the last working day of the year amounted to USD 63.84 per each USD 100 face value. However, as the remaining bonds have not reached significant levels of transactions on the market, the known market values may not represent the actual value of realization of such assets.

c) Effects caused by court measures related to deposits (constitutional protection actions)

As mentioned in Note 1.2.7.I, at December 31, 2003, the Bank recorded assets amounting to 811,557 under “Intangible Assets – Organization and Development Expenses” corresponding to differences resulting from compliance with the court measures generated by the repayment of deposits in the financial system within the framework of Law No. 25.561, Decree No. 214/02 and complementary regulations, as established by Communication “A” 3916 of the BCRA. In accordance with current professional accounting standards, those amounts (originally recorded under “Other Receivables – Miscellaneous Debtors”) should be recognized based on the best possible estimate of amounts receivable, considering the circumstances mentioned in that note.

III.	Disclosure aspects

Unrealized valuation difference

As mentioned in Note 1.2.2, at December 31, 2002 the Bank recognized 430,282 under “Unrealized valuation difference” in the shareholders’ equity corresponding to the portion of compensation received under sections 28 and 29 of Decree No. 905/02 of the National Executive Branch, equivalent to the recognition of 40% on the net position in foreign currency at December 31, 2001. In accordance with the professional accounting standards in force in the Buenos Aires City, at December 31, 2002 that amount should have been appropriated to the results of that year.

5.	INCOME TAX

The Bank determined the charge for income tax applying the criteria mentioned in Note 1.2.6.).

Tax on minimum presume income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. This tax is supplementary to income tax: while the latter is lived on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank´s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

As of December 31, 2003 and 2002, the Bank has estimated the existence of a net operating loss in the income tax and has activated under the “Other receivables – Tax prepayments” account a credit for tax on minimum presumed income for the amount of 66,634 and 42,830, respectively. On March 8, 2004, the B.C.R.A. requested reversal of capitalized amounts corresponding to the credit for TOMPI for fiscal years 2001 and 2002 charged to income or prior years’ results, as applicable, based on an interpretation of the regulations of the B.C.R.A. At the date of issue of these financial statements the Bank is evaluating the actions to be taken; however, at December 31, 2003, it has unappropriated reserves covering the amounts challenged by the B.C.R.A.

Considering the comments in the first paragraph, at December 31, 2003 and 2002 net deferred assets was made up as follows:

	2003	2002
Tax loss carryforwards	—	—
Deferred tax assets	404,263	470,374
Deferred tax liabilities	(218,766)	(101,663)

Net deferred assets	185,497	368,711

(Allowances)	(185,497)	—

The AFIP (Argentine Public Revenue Administration) inspected open tax periods and the Bank received ex officio assessments, which were appealed before the Argentine Administrative Tax Court. Such agency, to the issuance date of these financial statements, issued and opinion on the ex officio assessment made in 1992 and 1993, partially admitting the claim of tax authorities. On June 18, 2002 the Bank decided to appeal the ruling of 1992 with the Court of Appeals, where it is being treated at present. Law 25344 (Economic-financial Emergency of National Government) suspended the procedural terms of the lawsuits against the National Government under the terms of section 6, their lifting having been requested on September 30, 2003, which is still pending resolution.

Furthermore, on July 18, 2003 a remedy for the review and appeal against the 1993 judgment was filed. However, the formalities to send the record to the Court of Appeals have not as yet been concluded. Regarding the remaining issues, the Fiscal Court instructed the inclusion of the main routine orders in that case, although this matter is still pending.

The Board of Directors and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

6.	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

As of December 31, 2003 and 2002, the breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

		2003	2002
–	OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS
	Other receivables not covered by debtor classification regulations
	Compensation to be received from Federal Government	250,149	330,763
	Other	76,580	106,483

	Total	326,729	437,246

–	OTHER RECEIVABLES

	Prepayments	4,723	3,875
	Guarantee deposits	18,972	17,269
	Miscellaneous receivables (1) (2)	273,553	933,927
	Tax prepayments (3)	271,304	425,229
	Other	1,757	2,827

	Total	570,309	1,383,127

(1)	As of December 31, 2003 and 2002, it includes the return differential of the CER index with respect to the CVS, which amounts to 202,787 and 97.719, respectively (see note 1.2.7.II).
(2)	As of December 31, 2002 it includes the exchange differences paid for constitutional protection actions, which amounts to 788.790
(3)	Includes the deferred tax asset for 185,497 and 368,711 as of December 31, 2003 and 2002, respectively (see note 1.2.6)

–	OTHER LIABILITIES

	Accrued salaries and payroll taxes	33,973	25,233
	Accrued taxes	33,266	30,343
	Miscellaneous payables (1)	50,980	1,356,447
	Other	6,502	4,920

	Total	124,721	1,416,943

(1)	As of December 31, 2002, includes 1,307,734, for the capital contribution to Banco Francés (Cayman) Ltd. (note 2.4.).

		2003	2002
–	MEMORANDUM ACCOUNTS – DEBIT – CONTROL

	Items in safekeeping	26,446,440	32,124,502
	Collections items	376,486	675,246
	Checks drawn on the Bank pending clearing	90,036	80,083
	Other	990	6,479

	Total	26,913,952	32,886,310

–	FINANCIAL EXPENSES

	Contribution to deposit guarantee fund	27,073	29,803
	Turnover tax	6,311	12,670
	Valuation adjustment, loans to the public non-financial sector Communication “A” 3911 (note 3.3.c)	427,254	—
	Loan impairment loss	—	138,396
	Other	35,814	20,075

	Total	496,452	200,944

–	SERVICE CHARGE INCOME

	Safe deposit box rental	6,314	5,746
	Commissions on capital markets transactions	4,904	104
	Commissions on payroll payments	2,205	1,994
	Commissions on trust administration	3,674	4,572
	Commissions on insurance sales	10,152	8,036
	Commissions on loans and guarantees	4,240	11,233
	Other	21,209	32,404

	Total	52,698	64,089

–	OPERATING EXPENSES - OTHER OPERATING EXPENSES

	Rent	29,982	20,647
	Depreciations of bank premises and equipment	47,273	50,519
	Amortizations of organization and development expenses	54,214	124,812
	Electric power and communications	17,271	25,272
	Maintenance, conservation and repair expenses	19,659	23,849
	Security services	12,836	18,790
	Other	11,843	15,395

	Total	193,078	279,284

–	OTHER EXPENSE

	Loss from sale or impairment of fixed assets and other assets	11,214	23,972
	Amortization of goodwill	9,925	63,151
	Depreciation of other assets	1,940	2,378
	Amortization of differences on court rulings	132,398	—
	Uninsured losses	1,009	2,989
	Other	21,979	28,131

	Total	178,465	120,621

7.	RESTRICTIONS ON ASSETS

As of December 31, 2003, there are Bank assets, which are restricted as follows:

a)	The Government and Private Securities account includes 379,653 in Federal Government bonds in US dollars LIBOR 2012 which, as mentioned en note 1.2.2), have been frozen until final confirmation by the BCRA of the compensation amount.

b)	The “Loans to government sector” account includes 65,718 in guaranteed loans – decree 1387/01 allocated to the guarantee required to act as custodian of investment securities related to pension funds.

c)	Out of the Bank’s active loan portfolio, 1,158 are allocated to the guarantee securing payables to the BCRA.

d)	The “Loans to government sector” account includes 3,112,544 in guaranteed loans – decree 1387/01 allocated to the guarantee for the advances received from the BCRA (note 1.2.8).

e)	The “Loans to the non financial private sector and residents abroad” account includes 335,007 in syndicated loans provided as security for the assistance received from BBVA (note 1.2.8).

8.	CONTINGENTS

EXPORT TAX REBATES

In January 1993, former Banco de Crédito Argentino (ex BCA) found out that a group of companies presumably related among them had used fake documentation to collect export tax rebates, under current legislation through certain of its branches.

Immediately upon becoming aware of such events, the ex-BCA reported this situation to the Federal Police Banking Division pressing criminal charges before the Federal Criminal Court No. 2, Clerk’s Office No. 5 of the City of Buenos Aires.

The BCRA has made certain observations to the procedure followed by the ex-BCA in paying tax rebates. The ex-BCA has based its reply to the BCRA on the fact that the aforesaid payments had been made complying strictly with current regulations for the aforesaid transactions.

On October 14, 1994, the General Director for Legal Affairs of the Ministry of Economy and Public Works and Utilities (MEOSP) ordered the ex-BCA to reimburse the amount which may be applicable to tax rebate payments which, in his opinion, were considered inapplicable.

On October 26, 1994, the ex-BCA filed a notice with the MEOSP by which it fully and emphatically rejected the aforesaid order for containing untrue, erroneous and legally unfounded representations since the ex-BCA acted in strict compliance with current regulations when carrying out each and every transaction related to the payment of export tax rebates.

On December 17, 1996, the ex-BCA was notified of the lawsuit filed by the Federal State in the action styled MEOSP, Federal State vs. BCA in regard of “Request for Opinion”, at the Federal Administrative Tribunal of Original Jurisdiction, Clerk’s Office No. 1 of the City of Buenos Aires.

The lawsuit has been filed for an undetermined amount in November 1995 even when it was first notified by the Federal State on the aforesaid date.

In February, 1997, the ex-BCA put forth a defense to stop the progress of the lawsuit filed by the Federal Government suspending the term until the complaint is answered. In that filing the Bank´s Legal Counsel alleged that the ex-BCA acted in compliance with the standards in force, and after a background analysis, it became abundantly clear that it was the responsibility of the government agencies that had not met the express control standards under their exclusive charge.

The above mentioned exception was dismissed on December 1997 by the judge hearing the case, therefore, in February 1998, the Bank decided to file an appeal with the Court of Appeals.

The Court of Appeals ruled in favor of the bank’s appeal, that is to say, it upheld the bank’s defense based on a legal defect and its request that the Banco de la Nación Argentina, the Customs Service and the BCRA be summoned as parties to the suit. Both such requests were rejected by the court of original jurisdiction and have now deserved a favorable ruling from the appellate court.

At present, the proceedings are awaiting that the Federal State will amend the vices of its action, hence once this has been complied with, notifications will be resumed. Irrespective of the above, it has been agreed to suspend the legal proceedings with a view to a possible out-of-court transactions formulated by sellers, since this out-of-court settlement was dropped by sellers, the abovementioned legal proceedings were resumed. Despite the suspension of terms, the parties agreed to a pre-trial stage for the production of evidence. The court has ordered the Federal Government to resolve the defects in the claim. The National Government has just reduced its claim significantly.

In any event, the eventual contingency resulting from such situation will be assumed by the sellers of the ex-BCA under the terms of the shares sales contracts.

9.	TRANSACTIONS WITH SUBSIDIARIES AND AFFILIATES (SECC. 33 OF LAW No. 19,550)

The balances as of December 31, 2003 and 2002, for transactions performed with parents, subsidiaries and affiliates are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2003	2002	2003	2002	2003	2002
BBVA	603,742	688,203	554,080	627,405	5,800	3,565
Francés Valores Sociedad de Bolsa S.A.	989	2,960	2,128	3,356	2,097	13
Banco Francés (Cayman) Limited	176	2,207	281,929	1,661,056	—	33,575
Consolidar A.R.T. S.A.	20	4	13,251	24,726	143,166	177,638
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	48	—	4,704	7,262	55,481	78,205
Consolidar Cía. De Seguros de Retiro S.A.	42	37	97,907	179,409	828,385	1,096,523
Consolidar Cía. De Seguros de Vida S.A.	11	6	12,539	12,021	208,157	236,505
Credilogros Compañía Financiera S.A.	1,487	25,698	4,998	4,838	—	—
Atuel Fideicomisos S.A.	—	200	1,499	215	9	274
BBVA Seguros S.A.	83	1,558	10,472	7,792	—	33,727
Consolidar Comercializadora S.A.	—	—	565	1,252	2,268	103
PSA Finance Cía Financiera Argentina S.A.	814	172	12,741	11,465	—	10,842
Rombo Cía. Financiera S.A.	122	278	1,175	1,129	—	—
Francés Administradora de Inversiones S.A.	—	—	56	5,416	8,081	—
Inversora Otar S.A.	2,274	1,446	235	305	376,560	—

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations and Guaranties given covered by debtor classification regulations.

10.	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM AND BANK LIQUIDITY FUND

10.1. Bank deposits guarantee insurance system

The Bank is included in the Deposit Guarantee System established by Law 24485, Regulatory Decrees No. 540/95, No. 1292/96 and 1127/98 and Communication “A” 2337 and B.C.R.A.’s complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1292/96, shall be the B.C.R.A. with one share as a minimum and the trustees of the trust created by the financial entities in the proportion to be determined for each by the B.C.R.A. according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 9.8512% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the entity through application of section 49 of the B.C.R.A.’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos thirty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits be.

10.2. Bank Liquidity Fund (FLB)

On December 26, 2001, the Federal Executive issued Decree No. 32/2001 whereby it created the FLB to provide the financial system with adequate liquidity levels. The FLB will be effective during five years as from the date on which the decree is published and it will be managed by SEDESA, which will act as trustee thereof, and will be set by financial institutions by subscribing Class A Certificates of Participation and by the Federal Government by subscribing Class B Certificates of Participation.

As of December 31, 2001, the Bank contributed in USD 54,436 thousands to the FLB. During April 2002, the contribution was reimbursed to the bank, after its switch into pesos at the exchange rate of 1.4 Argentine pesos to each US dollar.

11.	TRUST ACTIVITIES

11.1. Financial Trusts

On January 5, 2001, the BCRA’s Board of Director issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s (a bank organized under Argentine legislation) senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to BF as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and BF as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. BF entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of December 31, 2003, total estimated corpus assets amount to 30,341 and it is recorded in memorandum debit accounts “For trustee activities – Funds received in trust”.

11.2. Non Financial Trust

BF acts as trustee in 38 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settlor) vis-à-vis the beneficiaries are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settlor, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settlor or to whom it may indicate. The trust assets represent about $ 2,747 million and consist of cash, creditors’ rights, real estate and shares.

12.	CORPORATE BONDS

12.1. Corporate Bonds issued by BF

The Regular Stockholders’ Meeting of former-Banco Francés del Río de la Plata (former-BFRP) held on September 30, 1994, authorized the creation of a five-year program for issuance and reissuance of corporate bonds, nonconvertible into shares, for an amount of up to US$ 500,000,000.

On October 6, 1997, the Regular and Special Stockholders’ Meeting ratified for the whole program effective period the delegation to the Board of Directors, approved by the Regular Stockholders’ Meeting held on September 30, 1994, of the necessary powers to determine all the issuance conditions of the corporate bonds (including collection subordination) to be issued under the company’s corporate bonds issuance program for an outstanding amount of up to US$ 500,000,000, authorized by CNV’s Certificate No. 87 of December 16, 1994.

On April 27, 1999, the Regular and Special Stockholders’ Meeting decided to extend the term of the abovementioned program for five years, authorizing the Board of Directors to take the necessary steps for issuance thereof. In addition, it authorized the issuance of corporate bonds convertible into share of commons stock in the amount of up to US$ 200,000,000 either under the Bank’s program or otherwise, granting the Board of Directors the necessary authority to carry out the issuance, establish the conversion value, determine the terms of the securities and modify the current program.

On April 27, 2000, the Regular and Special Stockholders’ Meeting approved to increase the outstanding amount under the abovementioned program for up to US$ 1,000,000,000 and delegated on to the Board of Directors the performance of proceedings to obtain approval before CNV and Buenos Aires Stock Exchange (BCBA) and such other stock exchanges as may be chosen to be listed. The increase was authorized by CNV’s Certificate No. 268 of July 18, 2000.

In addition, the abovementioned Stockholders’ Meeting approved the creation of a program for the issuance of non-subordinated short-term corporate notes to be issued under several classes and series up to a total amount outstanding at any given time of US$ 300,000,000; the term of the program is five years, during which corporate notes nonconvertible into shares and unsecured or guaranteed by third parties may be issued for a term of up to one year in accordance with the conditions stipulated by the Board of Directors.

On July 15, 2003, an Extraordinary Shareholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which will be 5 (five) years, it shall be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000. In addition, the determination of all the conditions of the Program and the Negotiable Obligations to be issued under it, including the power to define the placement and subscription conditions, have been delegated to the Board of Directors.

During the 2002 fiscal year, the Bank has received the capitalization of subordinate corporate bonds for a nominal value of USD 130 million (note 2.3.).

The following chart reflects corporate bonds in force as of December 31, 2003:

Global program amount	Date of issuance	Features	Face value	Currency	Price of issue	Nominal annual rate	Payment of interest	Book balance (in thousands)	Capital expiration date
USD 1,000,000,000	03/31/1998	Subordinated	20,000,000	USD	100%	(1)	Semiannual	59.332	03/31/2005	(3)
USD 1,000,000,000	11/26/2003	Non-subordinated	121,504,050	USD	100%	(2)	Semiannual	357,144	10/31/2008	(4)

(1)	Libor plus 330 basis points.

(2)	Libor plus 100 basis points.
(3)	Principal is fully repayable upon maturity.
(4)	Principal shall be amortized in 10 monthly installments with maturity between April 30 and October 31 each year (see note 1.2.8.).

According to the provisions of the Corporate Bond Law and to the rules of the BCRA, the proceeds from the issuance of corporate bonds are allocated to (i) granting mortgage loans to purchase and repair housing and personal loans in Argentina; (ii) granting corporate loans in Argentina earmarked for contributions to working capital; investment in physical assets located in Argentina or refinancing liabilities, or (iii) contributing to working capital, investing in physical assets located in Argentina or refinancing liabilities.

12.2. Corporate bonds issued by Corp Banca (CB)

As regards the agreement executed by CB with the Fondo Fiduciario de Asistencia a Entidades Financieras y de Seguros (FFAEFS) (see note 13), as of December 31, 2003, there is a series of common, subordinate corporate bonds nonconvertible into shares for a face value of US$ 30,000,000 issued on December 18, 1998, at LIBOR plus 4% per annum in the first period and then, LIBOR plus 3% or 8.07% per annum in case the abovementioned interest rate were, for this period, less than 8.07% per annum, due on December 29, 2004. The principal is amortized in five annual, equal and consecutive installments, having the first matured on December 29, 2000, and the next maturing every December 29 through the final maturity date. The interest will be payable in arrears on an annual basis on same payment date of the principal’s amortization.

As of December 31, 2003, the book value of such bonds amounts to 8,745, after conversion at the exchange rate of 1 Argentine pesos to each US dollar, and indexation by applying the CER (see note 13).

13.	FUNDING OF THE FFAEFS

13.1.	On November 22, 1996, the ex-BCA requested the Board of the FFAEFS for a US$ 60,000,000 loan to finance the purchase of certain assets and liabilities to be excluded from ex - Banco Caseros S.A. Such request was granted and the respective agreement was signed on December 18, 1996.

By means of such agreement, the Bank undertook to repay the loan seven years after disbursement by the FFAEFS on December 20, 1996, accruing compensatory interest at the rate fixed by the International Bank for Reconstruction and Development for the Argentine National State for the second tranche of the loan called “Bank Reform Loan 3926-AR” plus 1% p.a.

On December 22, 2003, the Bank cancelled such financing, after its conversion into Argentine pesos at the exchange rate of 1 Argentine peso to each US and its updating by CER.

13.2.	On December 22, 1997, CB executed with the FFAEFS a loan for consumption agreement in the amount of US$ 30,000,000, which will be reimbursed in five annual, equal and consecutive installments starting as from the disbursement date. The first one will be paid three years after such date.

As per this agreement, CB issued subordinate corporate bonds with the authorization for public offering by the CNV and the authorization to trade on the BCBA in the terms and conditions established in the loan for consumption agreement and under Communication “A” 2264 of the BCRA for the amount equivalent to that effectively loaned under the loan for consumption agreement referred to above. By Resolution No. 12,384 of August 28, 1998, the CNV authorized the issuance of common, subordinate corporate bonds nonconvertible into shares for a nominal value of US$ 30,000,000. Such issuance took place on December 18, 1998 (see note 12.2).

As of December 31, 2003, by Resolution No. 321 of the BCRA, the Bank recorded the above mentioned financing in the “Subordinated Corporate Bonds” account.

Due to this agreement, the BF may not distribute cash dividends in amounts exceeding 50% of liquid and realized income related to each balance sheet normally prepared.

On January 10, 2003, the Federal Executive published Decree 53/2003 by which those obligations made with Multilateral Lending Agencies, directly or through subsidiary loans or of any nature and guarantees are excluded from the conversion into pesos.

By means of a note dated June 9, 2003 the Ministry of Economy and Production, through the Management Committee of the Trust for the Reconstruction of Companies, determined that only 50% of the mentioned loans should be converted into pesos, with the remaining balance being kept in its original currency.

The Bank has asked to be granted a review with staying powers of the grounds invoked by the mentioned Committee, which has been granted to it. Nevertheless, the Board of Directors and its legal counsel consider that the effects such measure might have on the financial statements would not be significant.

If this liability were reconverted into dollars, the corresponding effect should be compensated under the terms of the compensation mechanism for financial institutions mentioned in note 1.1.4.

14.	COMPLIANCE WITH CNV REQUIREMENTS

14.1. Compliance with the requirements to act as agent in the over-the-counter market

As of December 31, 2003, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolution No. 368/01 of the CNV.

14.2. Mutual Fund custodian

As of December 31, 2003, in its capacity of custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Ahorro Pesos”, “FBA Renta Fija”, “FBA Renta Premium”, “FBA Renta Corto Plazo” and “FBA Internacional”, the Bank holds certificates of deposits, shares, corporate bonds, government securities y warranties in custody in the amount of 296,252, all of which making up the Fund’s portfolio and booked in memorandum accounts “Debit-Control - Other”.

As of December 31, 2002, in its capacity of custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Ahorro Pesos”, “FBA Renta Fija”, “FBA Total 50”, “FBA Renta Premium”, “FBA Horizonte”, “FBA Futuro”, “FBA Internacional” and “FBA Renta Corto Plazo”, the Bank held certificates of deposits, shares, corporate bonds, index, options and government securities in custody in the amount of 155,013, all of which making up the Funds’ portfolio and booked in memorandum accounts “Debit-Control-Other”.

15.	CONTRIBUTION TO THE INSTITUTO DE SERVICIOS SOCIALES BANCARIOS (BANKING HEALTH SERVICES INSTITUTE)

The contribution provided in Section 17, point (f) of Law No. 19,322 - originally 2% on interest and commissions charged by banks - was reduced to 1% as from July 1, 1996 through July 1, 1997; as from the latter date, the abovementioned contribution was repealed (Decrees No. 263, dated March 20, 1996 and No. 915, dated August 7, 1996).

The Argentine Bank Employees’ Association (ABA) filed a constitutional protection action seeking that the abovementioned decrees be declared unconstitutional. The Federal Administrative-Contentious Court of Appeals ruled in favor of the constitutional protection action, reversing the original decision, and declared both decrees illegal. Subsequently, on November 4, 1997, the Supreme Court of Justice of the Nation declared an extraordinary appeal brought before the Federal Administrative-Contentious Court of Appeals by the Federal Executive Branch (PEN) against the abovementioned ruling to be inadmissible on formal grounds (that is to say, the Supreme Court did not rule on the substance of the matter).

On December 19, 1997, the Administrator of the Argentine Bank Employees’ Health Plan (OSBA) sent to the former-BFRP and the former-BCA a letter, in light of the abovementioned developments, stating that the contribution provided in Section 17, point (f) of Law No. 19,322 is in full effect and requesting that steps be taken to have the abovementioned contributions deposited to the order of the abovementioned Health Care Organization.

In another turn of events, by Decree No. 336/98 dated March 26, 1998, the PEN confirmed the total elimination of the Banking Health Services Institute (ISSB) and set up a new entity (OSBA) which is not a continuation of the ISSB.

Upon an action against the Federal State for protection of a right guaranteed by the Constitution started by the enrollees of the ABA and OSBA to annul Decree No.336/98, on April 3, 1998, the Judiciary decided to issue an official letter to the Ministry of Economy and Public Works and Utilities, as a restraining order and without rendering an opinion on the substance of the matter, notifying that the abovementioned Ministry of Economy will have to abstain from enforcing Decree No. 336/98, specifically as far as the elimination of the contributions established by Section No.17, point (f) of Law No. 19,322 in favor of the ISSB and any other measure modifying the situation prior to the issuance of the Decree objected to are concerned.

In the opinion of the Bank’s Management, OSBA’s request is illegitimate and ungrounded since, to the date, the court of last resource with jurisdiction on the merits of the case has not ruled on the illegality of the Decrees. Therefore, in their opinion, the contribution named has been abrogated and the Bank has complied with all obligations arising out of the abovementioned Decrees. No provision was recorded to cover the contributions that may be claimed.

Notwithstanding with standing the above, on October 25, 2000, the BCRA notified the bank, that OSBA requested and obtained an attachment over the account held by the bank with the BCRA in the amount of 5,696 plus 1,709 for estimated interest, court costs and attorneys fees, while on October 31, 2000, the Bank received service of process of the execution proceedings file by OSBA. On March 6, 2001, the trial court ruled against the execution sought against the Bank and ordered that the attachment be lifted. The plaintiff appealed the trial court’s judgment. In the opinion of the Board of Directors, the plaintiff has no right of action and the claim is illegitimate and inappropriate.

This ruling was appealed by the plaintiff and the Court of Appeals confirmed in its entirety the judgment rejecting the claim brought against the Bank. The plaintiff filed an extraordinary appeal that was rejected by the Court and, subsequently, the plaintiff brought a reconsideration for the dismissal before the Supreme Court of Justice, which was rejected by that Court, thus establishing final judgement that fully rejected the claim filed.

16.	RESTRICTION ON EARNINGS DISTRIBUTIONS

a)	As stated in Note 13, the Bank may not distribute as dividends in cash an amount exceeding 50% of liquid and realized income related to each one of the financial statements regularly prepared.

b)	Under BCRA Communication “A” 3574, the distribution of profits is suspended for the period established by such institution.

c)	As mentioned in note 3.3.b), BCRA Communication “A” 3785 allowed booking the Federal Government bonds received in compensation as holdings in investment accounts at technical value, limiting the distribution of dividends in cash to income exceeding the difference between book value and the listing value in effect in the month in which the fiscal year ends.

17. PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

18.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matter mentioned in Note 4, in accordance with generally accepted accounting principles in Buenos Aires City - Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with generally accepted accounting principles in Buenos Aires City may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish - See Note 18)

- Stated in thousands of pesos -

			Holding
Description	Serie	Identification	Market value	Book balance as of 2003	Book balance as of 2002	Position Without Options	Final position
GOVERNMENT SECURITIES
Holdings in investment accounts
In pesos
Treasury bills	90	ARLE901=BA	17,850	61,556		61,556	61,556

Subtotal in pesos				61,556	59,604	61,556	61,556

In foreign currency
Argentine Republic External Bills		ARVEY4D3=BA		88,323	—	645,593	645,593
Federal Government Bonds in US dollar Libor 2012				379,653	—	379,653	379,653

Subtotal in foreign currency				467,976	1,800,480	1,025,246	1,025,246

Subtotal in Holdings in investment accounts				529,532	1,860,084	1,086,802	1,086,802

Holdings for trading or financial transactions
Local
In pesos
Treasury Bills	90	ARLE901=BA	1,052	1,052		1,052	1,052
BCRA Bills (LEBAC)			307,970	307,970		307,970	307,970
Federal Government Bonds in US dollar Libor 2008			983	983		—	—
Others			1,247	1,247		1,244	1,244

Subtotal in pesos				311,252	1,563	310,266	310,266

In foreign currency
Federal Government Bonds in US dollar Libor 2012			376	376		2	2
Other			384	384		208	208

Subtotal in foreign currency				760	669	210	210

Subtotal in Holdings for trading or financial transactions				312,012	2,232	310,476	310,476

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish - See Note 18)

- Stated in thousands of pesos -

			Holding
Description	Serie	Identification	Market value	Book Balance as of 2003	Book Balance as of 2002	Position without options	Final Position
Unlisted government securities
Local
In pesos
Tax credit certificates due in 2003/2006				86,225		86,225	86,225
Guaranteed Bonds due 2018				979,507		979,507	979,507
Other				37		37	37

Subtotal in pesos				1,065,769	143,166	1,065,769	1,065,769

Subtotal Unlisted government securities				1,065,769	143,166	1,065,769	1,065,769

TOTAL GOVERNMENT SECURITIES				1,907,313	2,005,482	2,463,047	2,463,047

INVESTMENTS IN LISTED PRIVATE SECURITIES
Other debt instruments
Local
In foreign currency
Metrogas 2003 Corporate Bonds			18	18	—	18	18

Subtotal in foreign currency				18	33	18	18

Subtotal Other debt instruments				18	33	18	18

Other Equity instruments
Local
In pesos
C. Casado S.A.			9	9		—	—
Other				—		(98)	(98)

Subtotal in pesos				9	77	(98)	(98)

Foreign
Other				—		—	—

Subtotal in foreign				—	1,603	—	—

Subtotal Equity instruments				9	1,680	(98)	(98)

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES				27	1,713	(80)	(80)

TOTAL GOVERNMENT AND PRIVATE SECURITIES				1,907,340	2,007,195	2,462,967	2,462,967

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF DECEMBER 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish-See Note 18)

-Stated in thousands of pesos-

	2003	2002
COMMERCIAL PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	4,347,325	5,055,289
Other collaterals and counter guaranty “B”	12,841	20,003
Without senior security or counter guaranty	760,501	804,294

In potential risk

Preferred collaterals and counter guaranty “B”	12,623	14,003
Without senior security or counter guaranty	280,409	632,557

Nonperforming

Preferred collaterals and counter guaranty “A”	—	349
Other collaterals and counter guaranty “B”	960	3,635
Without senior security or counter guaranty	386,390	344,961

With high risk of uncollectibility

Preferred collaterals and counter guaranty “A”	—	861
Other collaterals and counter guaranty “B”	304	2,468
Without senior security or counter guaranty	362,547	798,387

Uncollectible

Preferred collaterals and counter guaranty “A”	38	535
Other collaterals and counter guaranty “B”	6,043	46,400
Without senior security or counter guaranty	4,591	339,691

Total	6,174,572	8,063,433

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF DECEMBER 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish-See Note 18)

-Stated in thousands of pesos-

	2003	2002
CONSUMER AND HOUSING PORTFOLIO

Normal performance
Preferred collaterals and counter guaranty “A”	4,671	1,476
Other collaterals and counter guaranty “B”	392,283	442,227
Without senior security or counter guaranty	463,749	446,956

Inadequate performance
Preferred collaterals and counter guaranty “A”	—	1
Other collaterals and counter guaranty “B”	4,789	6,903
Without senior security or counter guaranty	2,879	10,123

Deficient performance
Other collaterals and counter guaranty “B”	3,017	2,585
Without senior security or counter guaranty	6,868	11,524

Unlikely to be collected
Preferred collaterals and counter guaranty “A”	—	6
Other collaterals and counter guaranty “B”	1,320	10,036
Without senior security or counter guaranty	4,113	43,512

Uncollectible
Preferred collaterals and counter guaranty “A”	6	145
Other collaterals and counter guaranty “B”	22,632	28,480
Without senior security or counter guaranty	13,025	55,707

Uncollectible, classified as such under regulatory requirements
Other collaterals and counter guaranty “B”	102	22
Without senior security or counter guaranty	427	504

Total	919,881	1,060,207

General Total (1)	7,094,453	9,123,640

(1)	Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF DECEMBER 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish - See Note 18)

- Stated in thousands of pesos -

	FINANCING
	2003		2002
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	5,008,497	70.60%	5,186,210	56.84%
50 next largest clients	1,008,417	14.21%	2,107,656	23.10%
100 following clients	248,391	3.50%	493,346	5.41%
Remaining clients	829,148	11.69%	1,336,428	14.65%

Total (1)	7,094,453	100.00%	9,123,640	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF DECEMBER 31, 2003

(Translation of financial statements originally issued in Spanish - See Note 18)

- Stated in thousands of pesos -

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Government sector	—	6,541	4,962	7,289	14,643	328,739	3,920,967	4,283,141
Financial sector	—	18,634	311	724	2,016	1,500	1,732	24,917
Non financial private sector and residents abroad	686,448	1,100,921	111,601	124,967	209,860	99,946	452,652	2,786,395

TOTAL	686,448	1,126,096	116,874	132,980	226,519	430,185	4,375,351	7,094,453	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF DECEMBER 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish – See Note 18)

- Stated in thousands of pesos –

									Information about the issuer
Concept		Shares					Amount			Data from last published financial statements
Identification	Description	Class	Unit face value		Votes per share	Number	2003	2002	Main business	Fiscal year/ period-end	Capital stock	Stockholders’ equity	Net income for the fiscal year/ period
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED
	Controlled
	Local
33642192049	Francés Valores Sociedad de Bolsa S.A.	Common		$500	1	3,199	7,413	6,097	Stockholder	12/31/03	1,600	7,416	1,318
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	Common		$1	1	1,899,600	130,016	123,840	Pensions fund manager	12/31/03	3,525	241,222	5,481
33678564139	Consolidar Cía. de Seguros de Vida S.A.	Common		$10	1	197,875	31,597	38,289	Insurance company	12/31/03	3,000	48,347	10,632
30678574097	Consolidar Cía. de Seguros de Retiro S.A.	Common		$10	1	200,000	24,788	31,283	Insurance company	12/31/03	3,000	38,144	(2,391)
30704936016	Credilogros Compañía Financiera S.A.	Common		$1	1	39,700,000	21,692	32,325	Financial institution	12/31/03	57,100	31,200	(11,103)
30707847367	PSA Finance Arg. Cía Financiera S.A.	Common		$1	1	9,000,000	11,580	,	Financial institution	12/31/03	18,000	23,158	(3,553)
	Other						230	191
	Foreign
17426001	Banco Francés (Cayman) Ltd.	Common	US$	1	—	305,506,745	1,437,487	1,248,336	Banking	12/31/03	896,052	633,201	299,423

		Subtotal controlled					1,664,803	1,480,361

	Noncontrolled
	Local
33707124909	Rombo Cía. Financiera S.A.	Common		$1	1	8,000,000	10,996	12,151	Financial Institution	12/31/03	20,000	27,491	(2,898)
	Other						7,190	5,348
	Foreign
	Other						735	852

		Subtotal noncontrolled					18,921	18,351

		Total in financial institutions, supplementary and authorized					1,683,724	1,498,712

	IN OTHER COMPANIES
	Noncontrolled
	Local
30685228501	Consolidar ART S.A.	Common		$1	1	375,000	14,538	14,525	Workers compensation	12/31/03	3,000	116,335	3,552
30500064230	BBVA Seguros S.A.	Common		$1	1	550,332	4,278	3,551	Insurance	12/31/03	4,503	35,015	959
	Other						203	274
	Foreign
17415001	A.I.G. Latin American Fund						15,778	18,225	Investing	12/31/00	108,662	80,995	27,667
	Other						45	51

		Subtotal noncontrolled					34,842	36,626

		Total in other companies					34,842	36,626

		Total investments in other companies					1,718,566	1,535,338

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT

AND OTHER ASSETS FOR THE FISCAL YEAR

ENDED DECEMBER 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish - See Note 18)

- Stated in thousands of pesos -

Description	Restated net book value at beginning of fiscal year	Additions in constant currency	Transfers in constant currency	Decreases in constant currency	Depreciation for the fiscal year in constant currency		Net book value at 2003	Net book value at 2002
					Years of useful life	Amount
PREMISES AND EQUIPMENT

Real Estate	373,671	7,421	(30,868)	13,225	50	13,792	323,207	373,671
Furniture and Facilities	36,537	2,944	—	522	10	7,914	31,045	36,537
Machinery and Equipment	44,984	5,369	—	4,337	5	25,367	20,649	44,984
Automobiles	545	697	—	242	5	200	800	545

Total	455,737	16,431	(30,868)	18,326		47,273	375,701	455,737

OTHER ASSETS

Works of Art	983	—	—	—	—	—	983	983
Rent assets	4,643	—	—	1,194	50	84	3,365	4,643
Assets acquired to secure loans	5,358	1,334	(3,731)	2,166	50	20	775	5,358
Stationery and office supplies	984	3,034	—	2,823	—	—	1,195	984
Other assets	101,607	1,082	34,599	22,527	50	1,836	112,925	101,607

Total	113,575	5,450	30,868	28,710		1,940	119,243	113,575

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR THE FISCAL YEAR

ENDED DECEMBER 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish - See Note 18)

- Stated in thousands of pesos -

Description	Restated net book value at beginning of fiscal year	Additions in constant currency	Decreases in constant currency	Amortization for the fiscal year in constant currency		Net book value at 2003	Net book value at 2002
				Years of useful life	Amount
Goodwill	48,643	—	—	10	9,925	38,718	48,643
Organization and Development expenses (1)	72,586	30,738	6,199	1 & 5	54,214	42,911	72,586
Organization and development non-deductible expenses (2)	—	943,955	—		132,398	811,557	—

Total	121,229	974,693	6,199		196,537	893,186	121,229

(1)	This mainly includes costs from information technology projects contracted from independent parties and leasehold improvements.
(2)	See Note 1.2.7.I.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF DECEMBER 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish - See Note 18)

- Stated in thousands of pesos -

	2003		2002
Number of clients	Outstanding Balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	836,610	10,94%	537,948	8,35%
50 next largest clients	951,077	12,45%	673,047	10,44%
100 following clients	552,130	7,23%	413,889	6,42%
Remaining clients	5,301,899	69,38%	4,820,260	74,79%

TOTAL	7,641,716	100.00%	6,445,144	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND

SUBORDINATED CORPORATE BONDS

AS OF DECEMBER 31, 2003

(Translation of financial statements originally issued in Spanish - See Note 18)

- Stated in thousands of pesos -

	Term remaining to maturity
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Deposits	5,888,541	751,315	345,771	197,840	254,292	203,957	7,641,716

Other liabilities from financial transactions
BCRA	21,387	7,390	28,344	55,965	291,584	1,787,974	2,192,644
Banks and International Institutions	342,636	19,616	9,875	21,906	9,159	247,001	650,193
Non-subordinated corporate bonds	—	—	20,587	19,814	39,628	277,115	357,144
Financing received from Argentine financial institutions	16,484	1,731	—	—	—	—	18,215
Other	346,071	—	—	—	—	—	346,071

TOTAL	726,578	28,737	58,806	97,685	340,371	2,312,090	3,564,267

Subordinated corporate bonds	—	672	—	8,745	58,660	—	68,077

TOTAL	6,615,119	780,724	404,577	304,270	653,323	2,516,047	11,274,060

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE FISCAL YEAR

ENDED DECEMBER 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish - See Note 18)

- Stated in thousands of pesos -

					Decreases			Book value
Description		Restated book value at beginning of fiscal year	Increases in constant currency		Reversals in constant currency (6)	Applications in constant currency	Monetary gain generated on allowances	2003	2002
DEDUCTED FROM ASSETS
Loans
–	Allowance for doubtful loans	835,462	66,125	(1)	71,211	473,316	(6,064)	350,996	835,462
Other receivables from financial transactions
–	Allowance for doubtful receivables	102,205	26,252	(1)(5)	22,107	896	(796)	104,658	102,205
Assets subject to financial leasing
–	Allowance for doubtful receivables	473	78	(1)	1	—	(4)	546	473
Investments in other companies
–	For impairment value (3)	18,225	—		2,316	—	(131)	15,778	18,225
Other receivables
–	Allowance for doubtful receivables	394,394	290,344	(2)	379,238	2,529	(2,917)	300,054	394,394

	Total	1,350,759	382,799		474,873	476,741	(9,912)	772,032	1,350,759

LIABILITIES-ALLOWANCES
–	Contingents commitments (1)	309,120	—		262,903	—	(2,273)	43,944	309,120
–	Other contingencies	166,298	344,523	(4)	—	86,219	(1,159)	423,443	166,298

	Total	475,418	344,523		262,903	86,219	(3,432)	467,387	475,418

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 3.3.f).
(2)	Includes mainly the possible uncollectibility risks arising out of payments under protection actions, the difference between adjustments indexes (CER vs. CVS) (See note 1.2.7) and the Tax Deferral Assets (See note 1.2.6).
(3)	Recorded, to recognize the estimated impairment in AIG Latin American Fund’s equity as of December 31, 2003.
(4)	Recorded to cover possible contingencies that were not considered in other accounts (civil, labor, commercial and other lawsuits). (note 3.3.p).
(5)	Includes the charge on allowances on financial trusts, booked in “Financial Income – Net income from government and private securities”.
(6)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial expense - Gold and foreign currency exchange difference” account, as follow:

–	Loans	(51,275)
–	Other receivables from financial transactions	(11,227)
–	Assets subject to financial leasing	(1)
–	Investments in other companies	(2,316)
–	Other receivables	(3)

EXHIBIT K

CAPITAL STRUCTURE AS OF DECEMBER 31, 2003

(Translation of financial statements originally issued in Spanish - See Note 18)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
Class	Quantity	Votes per share	Issued		Pending issuance or distribution	Paid in
			Outstanding	In portfolio
Common	368,128,432	1	368,073	—	55	368,128
					(1)	(2)

(1)	Shares issued and available to stockholders’ but not as yet withdrawn.
(2)	Capital registered with the Public Registry of Commerce (note 2.3.).

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF DECEMBER 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish - See Note 18)

-Stated in thousands of pesos-

Accounts	2003									2002
		Total of fiscal year (per type of currency)
	Total of fiscal year	Euro	US Dollars	Deutsche Marks	Pounds Sterling	French Franc	Swiss Franc	Yen	Other	Total of Fiscal year
ASSETS
Cash and due from banks	501,088	8,514	490,069	—	1,947	—	—	59	499	165,028
Government and private securities	468,754	—	468,754	—	—	—	—	—	—	1,802,785
Loans	795,680	—	795,680	—	—	—	—	—	—	1,093,022
Other receivables from financial transactions	1,101,255	553	1,100,475	—	—	—	—	—	227	1,252,262
Assets subject to financial leasing	93	—	93	—	—	—	—	—	—	117
Investments in other companies	1,454,045	—	1,454,045	—	—	—	—	—	—	1,267,464
Other receivables	34,992	440	34,552	—	—	—	—	—	—	35,169
Suspense items	150	—	150	—	—	—	—	—	—	42

TOTAL	4,356,057	9,507	4,343,818	—	1,947	—	—	59	726	5,615,889

LIABILITIES
Deposits	384,063	—	384,063	—	—	—	—	—	—	138,511
Other liabilities from financial transactions	1,556,042	5,563	1,548,551	—	1,787	—	—	—	141	1,832,199
Other liabilities	15,976	1,131	14,845	—	—	—	—	—	—	1,324,265
Subordinated corporate bonds	59,332	—	59,332	—	—	—	—	—	—	68,634
Suspense items	38	—	38	—	—	—	—	—	—	46

TOTAL	2,015,451	6,694	2,006,829	—	1,787	—	—	—	141	3,363,655

MEMORANDUM ACCOUNTS
Debit accounts (except contra debit accounts)
Contingent	2,059	—	2,059	—	—	—	—	—	—	5,570,102
Control	7,696,541	7,571	7,688,218	—	5	—	—	25	722	22,047,983

TOTAL	7,698,600	7,571	7,690,277	—	5	—	—	25	722	27,618,085

Credit accounts (except contra credit accounts)
Contingent	313,957	—	313,957	—	—	—	—	—	—	886,122
Control	167,181	7,571	158,858	—	5	—	—	25	722	—

TOTAL	481,138	7,571	472,815	—	5	—	—	25	722	886,122

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS DECEMBER 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish - See Note 18)

- Stated in thousands of pesos –

	Status
Concept	Normal	In potential risk / Inadequate Compliance	Nonperforming / deficient compliance		With high risk of uncollectibility / unlikely to be collected		Uncollectible	Uncollectible, classified as such under regulatory requirements	Total
			Not yet matured	Past-due	Not yet matured	Past-due			2003	2002
1. Loans	9,077	—	—	—	—	—	—	—	9,077	27,410
- Overdraft	43	—	—	—	—	—	—	—	43	1,494
Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	—	—	—	—	—	—	—	—	—	—
Without senior security or counter guaranty	43	—	—	—	—	—	—	—	43	1,494
- Discounted Instruments	—	—	—	—	—	—	—	—	—	—
Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	—	—	—	—	—	—	—	—	—	—
Without senior security or counter guaranty	—	—	—	—	—	—	—	—	—	—
- Real Estate Mortgage and Collateral Loans	58	—	—	—	—	—	—	—	58	131
Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	58	—	—	—	—	—	—	—	58	131
Without senior security or counter guaranty	—	—	—	—	—	—	—	—	—	—
- Consumer	11	—	—	—	—	—	—	—	11	16
Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	—	—	—	—	—	—	—	—	—	—
Without senior security or counter guaranty	11	—	—	—	—	—	—	—	11	16
- Credit Cards	216	—	—	—	—	—	—	—	216	76
Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	—	—	—	—	—	—	—	—	—	—
Without senior security or counter guaranty	216	—	—	—	—	—	—	—	216	76
- Other	8,749	—	—	—	—	—	—	—	8,749	25,693
Preferred collaterals and counter guaranty “A”	—	—	—	—	—	—	—	—	—	—
Other collaterals and counter guaranty “B”	—	—	—	—	—	—	—	—	—	—
Without senior security or counter guaranty	8,749	—	—	—	—	—	—	—	8,749	25,693
2. Other receivables from financial transactions	79	—	—	—	—	—	—	—	79	717
3. Assets subject to financial leasing and other	208	—	—	—	—	—	—	—	208	6,481
4. Contingent commitments	9,388	—	—	—	—	—	—	—	9,388	22,052
5. Investments in other companies and private securities	1,553,821	—	—	—	—	—	—	—	1,553,821	1,363,486

Total	1,572,573	—	—	—	—	—	—	—	1,572,573	1,420,146

Total Allowances	60	—	—	—	—	—	—	—	60	25

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 18)

-Stated in thousands of pesos-

	2003	2002
ASSETS
CASH AND DUE FROM BANKS
Cash	335,748	238,237
Due from banks and correspondents	1,303,406	812,399

	1,639,154	1,050,636

GOVERNMENT AND PRIVATE SECURITIES (Note 5)
Holdings in investment accounts	1,193,357	1,896,696
Holdings for trading or financial transactions	620,591	179,135
Unlisted Government Securities	1,066,842	151,844
Investments in listed private securities	184,605	54,399

Less: Allowances	22,944	42,215

	3,042,451	2,239,859

LOANS
To government sector (Exhibit 1)	6,693,431	7,485,406
To financial sector (Exhibit 1)	78,786	12,725
To non financial private sector and residents abroad (Exhibit 1)	2,023,708	2,848,352

Overdraft	154,098	156,290
Discounted instruments	200,061	223,332
Real estate mortgage	415,885	507,442
Collateral Loans	5,390	10,297
Consumer	104,411	191,442
Credit cards	192,099	142,259
Other	903,467	1,511,479
Interest and listed-price differences accrued and pending collection	48,927	106,786
Less: Unused collections	332	825
Less: Interest documented together with main obligation	298	150

Less: Allowances	459,573	1,062,512

	8,336,352	9,283,971

OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS
BCRA	277,569	300,350
Amounts receivable for spot and forward sales pending settlement	127,324	26,768
Instruments to be received for spot and forward purchases pending settlement	671,688	727,119
Unlisted corporate bonds (Exhibit 1)	223,830	216,450
Other receivables not covered by debtor classification regulations	326,729	446,757
Other receivables covered by debtor classification regulations (Exhibit 1)	11,674	12,466
Interest accrued and pending collection not covered by debtor classification regulations	76,743	100,495
Interest accrued and pending collection covered by debtor classification regulations (Exhibit 1)	194	9,838
Less: Others unused collections	—	158

Less: Allowances	104,717	128,323

	1,611,034	1,711,762

ASSETS SUBJECT TO FINANCIAL LEASING
Assets subject to financial leasing (Exhibit 1)	17,351	22,557

Less: Allowances	656	596

	16,695	21,961

INVESTMENTS IN OTHER COMPANIES
In financial institutions	11,731	13,004
Other	46,677	46,520

Less: Allowances	15,778	18,225

	42,630	41,299

OTHER RECEIVABLES
Receivables from sale of property assets (Exhibit 1)	3,453	141
Other	655,598	1,460,781
Interest accrued and pending collection on receivables from sale of property assets (Exhibit 1)	71	—
Other accrued interest receivable	—	1

Less: Allowances	337,670	395,044

	321,452	1,065,879

PREMISES AND EQUIPMENT	407,975	496,202

OTHER ASSETS	119,243	114,460

INTANGIBLE ASSETS
Goodwill	38,718	48,643
Organization and development expenses	945,715	169,006

	984,433	217,649

SUSPENSE ITEMS	1,183	530

OTHER SUBSIDIARIES´ ASSETS (Note 5)	13,657	22,104

TOTAL ASSETS	16,536,259	16,266,312

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 18)

-Stated in thousands of pesos-

	2003	2002
LIABILITIES
DEPOSITS
Government sector	83,692	22,867
Financial sector	72,722	49,605
Non financial private sector and residents abroad	7,921,802	6,848,996

Checking accounts	2,085,415	1,301,421
Savings deposits	1,167,421	547,011
Time deposits	3,443,275	2,794,717
Investments accounts	51,147	3,071
Other	805,879	1,576,910
Interest and listed-price differences accrued payable	368,665	625,866

	8,078,216	6,921,468

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS
BCRA	2,192,644	2,180,876

Other	2,192,644	2,180,876
Banks and International Institutions	1,185,854	1,747,805
Non-subordinated corporate bonds	356,371	482,778
Amounts payable for spot and forward purchases pending settlement	439,189	414,104
Instruments to be delivered for spot and forward sales pending settlement	109,970	27,869
Financing received from Argentine financial institutions	9,369	62,104
Other	296,982	220,412
Interest and listed–price differences accrued payable	2,105	38,491

	4,592,484	5,174,439

OTHER LIABILITIES
Fees payable	350	154
Other	166,262	156,843

	166,612	156,997

ALLOWANCES	487,182	674,631

SUBORDINATED CORPORATE BONDS	68,077	85,631

SUSPENSE ITEMS	26,444	6,109

OTHER SUBSIDIARIES’ LIABILITIES (Note 5)	1,205,814	1,055,902

TOTAL LIABILITIES	14,624,829	14,075,177

MINORITY INTEREST IN SUBSIDIARIES (Note 3)	161,033	165,012

STOCKHOLDERS’ EQUITY	1,750,397	2,026,123

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	16,536,259	16,266,312

MEMORANDUM ACCOUNTS

		2003	2002
DEBIT ACCOUNTS
Contingent
–	Guaranties received	4,876,217	5,829,340
–	Contra contingent debit accounts	3,710,204	3,975,383

		8,586,421	9,804,723

Control
–	Receivables classified as irrecoverable	656,906	590,201
–	Other	28,681,740	33,717,805
–	Contra control debit accounts	305,184	26,366

		29,643,830	34,334,372

For trustee activities
–	Funds in trust	49,526	59,612

		49,526	59,612

TOTAL		38,279,777	44,198,707

CREDIT ACCOUNTS
Contingent
–	Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	170,021	150,887
–	Guaranties provided to the BCRA	3,113,702	2,826,287
–	Other guaranties given covered by debtor classification regulations (Exhibit 1)	293,891	687,634
–	Other guaranties given not covered by debtor classification regulations	—	—
–	Other covered by debtor classification regulations (Exhibit 1)	132,590	310,575
–	Contra contingent credit accounts	4,876,217	5,829,340

		8,586,421	9,804,723

Control
–	Items to be credited	124,059	26,366
–	Other	181,125	—
–	Contra control credit accounts	29,338,646	34,308,006

		29,643,830	34,334,372

For trustee activities
–	Contra credit accounts for trustee activities	49,526	59,612

		49,526	59,612

TOTAL		38,279,777	44,198,707

The accompanying notes 1 through to 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of

BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003 AND 2002

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 18)

- Stated in thousands of pesos -

	2003	2002
FINANCIAL INCOME

Interest on cash and due from banks	10,045	7,404
Interest on loans to the financial sector	6,997	5,282
Interest on overdraft	28,710	181,368
Interest on discounted instruments	11,541	64,075
Interest on real estate mortgage	47,997	90,935
Interest on collateral loans	699	3,606
Interest on credit card loans	32,992	62,021
Interest on other loans	118,829	359,891
Interest from other receivables from financial transactions	7,181	23,601
Income from guaranteed loans - Decree 1387/01	680,919	1,837,890
Net income from government and private securities	179,667	86,481
Indexation by CER	284,274	1,467,822
Indexation by CVS	44,667	—
Other	428,718	1,473,898

	1,883,236	5,664,274

FINANCIAL EXPENSE

Interest on checking accounts	17,454	243,652
Interest on savings deposits	4,282	6,513
Interest on time deposits	391,128	543,346
Interest on financing to the financial sector	286	6,285
Interest from other liabilities from financial transactions	90,522	155,691
Other interest	134,674	687,576
Net income from government and private securities	—	2,089
Indexation by CER	90,710	1,143,029
Other	982,237	1,824,244

	1,711,293	4,612,425

GROSS INTERMEDIATION MARGIN – GAIN	171,943	1,051,849

ALLOWANCES FOR LOAN LOSSES	77,506	655,395

SERVICE CHARGE INCOME

Related to lending transactions	58,308	92,907
Related to liability transactions	128,952	156,294
Other commissions	214,814	231,351
Other	55,704	68,212

	457,778	548,764

SERVICE CHARGE EXPENSE

Commissions	33,433	36,248
Other	16,161	21,783

	49,594	58,031

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003 AND 2002

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 18)

- Stated in thousands of pesos -

	2003	2002
MONETARY GAIN/(LOSS) ON FINANCIAL INTERMEDIATION	2,620	(196,364)

OPERATING EXPENSES
Payroll expenses	322,759	396,201
Fees to Bank Directors and Statutory Auditors	385	768
Other professional fees	28,664	27,140
Advertising and publicity	19,306	20,319
Taxes	25,749	32,006
Other operating expenses	234,135	334,288
Other	50,123	58,466

	681,121	869,188

MONETARY LOSS ON OPERATING EXPENSES	(2,326)	(26,981)

NET (LOSS) FROM FINANCIAL TRANSACTIONS	(178,206)	(205,346)

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	4,520	59,090

OTHER INCOME
Income from long-term investments	2,844	184,365
Punitive interests	3,399	6,674
Loans recovered and reversals of allowances	915,156	42,523
Other	378,764	638,648

	1,300,163	872,210

OTHER EXPENSE
Punitive interests and charges paid to BCRA	1,129	2,637
Charge for uncollectibility of other receivables and other allowances	673,922	1,317,455
Other	537,086	242,244

	1,212,137	1,562,336

MONETARY (LOSS) ON OTHER OPERATIONS	(1,385)	(393,130)

NET (LOSS) BEFORE INCOME TAX	(87,045)	(1,229,512)

INCOME TAX	188,681	21,750

NET (LOSS) FOR THE FISCAL YEAR	(275,726)	(1,251,262)

The accompanying notes 1 through 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003 AND 2002

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 18)

-Stated in thousands of pesos-

	2003	2002
CHANGES IN CASH FLOWS
Cash and due from banks at beginning of fiscal year (restated)	1,050,636	1,899,133
Increase/(decrease) in cash and due from banks	588,518	(848,497)

Cash and due from banks at end of the fiscal year	1,639,154	1,050,636

REASON OF CHANGES IN CASH FLOWS
Financial income collected	1,054,103	1,949,075
Service charge income collected	458,257	574,325
Less:
Financial expense paid	1,983,793	3,831,533
Services charge expense paid	49,623	58,002
Operating expenses paid	579,109	657,698

FUNDS USED IN RECURRING OPERATIONS	(1,100,165)	(2,023,833)

OTHER SOURCES OF FUNDS
Net increase in other liabilities from financial transactions (*)	—	2,448,079
Net increase in deposits (*)	1,414,160	—
Net increase in other liabilities (*)	166,090	—
Net decrease in government and private securities (**)	387,283	—
Net decrease in loans (**)	541,690	8,339,284
Net decrease in other receivables from financial transactions (**)	113,126	1,059,819
Cash capital contribution	—	31,202
Other sources of funds (**)	533,751	462,312

TOTAL OF SOURCES OF FUNDS	3,156,100	12,340,696

USE OF FUNDS

Net increase in government and private securities (**)	—	216,465
Net increase in other assets (**)	499,637	498,226
Net decrease in deposits (*)	—	8,781,281
Net decrease in other liabilities from financial transactions (*)	580,490	—
Net decrease in other liabilities (*)	—	799,758
Other uses of funds (*)	379,581	155,370

TOTAL USES OF FUNDS	1,459,708	10,451,100

MONETARY (LOSS) GENERATED ON CASH AND DUE FROM BANKS	(7,709)	(714,260)

INCREASE / (DECREASE) IN FUNDS	588,518	(848,497)

(*) Variations originated in financing activities	620,179	(7,288,330)
(**) Variations originated in investment activities	1,076,213	9,146,726

The accompanying notes 1 through to 5 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF DECEMBER 31, 2003 AND 2002

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See Note 18)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Resolution No. 4 of the Argentine Federation of Professional Councils in Economic Sciences (modified by Technical Resolution No. 19), BBVA Banco Francés S.A. (BF) has consolidated - line by line - its balance sheets as of December 31, 2003 and 2002, and the statements of income and cash flows for the fiscal years then ended, as per the following detail:

•	As of December 31, 2003:

a)	With the financial statements of Banco Francés (Cayman) Ltd. and its subsidiary, Credilogros Cía. Financiera S.A., Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and PSA Finance Argentina Cía Financiera S.A., for the fiscal year ended December 31, 2003.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary, and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, for the six month period ended December 31, 2003.

•	As of December 31, 2002:

a)	With the financial statements of Banco Francés (Cayman) Ltd. and its subsidiary, Credilogros Cía. Financiera S.A. and its subsidiary, Francés Valores Sociedad de Bolsa S.A. and Atuel Fideicomisos S.A., for the fiscal year ended December 31, 2002.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary, and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, for the six month period ended December 31, 2002.

The results of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and its subsidiary and Consolidar Cía. de Seguros de Retiro S.A. and its subsidiary, have been adjusted in order to homogenize the years of the companies being consolidated to the period of twelve months ended December 31, 2003 and 2002.

Interests in subsidiaries as of December 31, 2003 and 2002 are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
		December 31,		December 31,
Companies		2003	2002	2003	2002	2003	2002
Banco Francés (Cayman) Ltd.	Common	305,506,745	82,283,621	100.0000	100.0000	100.0000	100.0000
Francés Valores Soc. de Bolsa S.A.	Common	3,199	3,199	99.9700	99.9700	99.9700	99.9700
Atuel Fideicomisos S.A.	Common	99,999	99,999	99.9999	99.9999	99.9999	99.9999
Consolidar A.F.J.P. S.A.	Common	1,899,600	1,899,600	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Vida S.A.	Common	197,875	197,875	65.9582	65.9582	65.9582	65.9582
Consolidar Cía. de Seguros de Retiro S.A.	Common	200,000	200,000	66.6667	66.6667	66.6667	66.6667
PSA Finance Argentina Cía Financiera S.A.	Common	9.000.000	—	50.0000	—	50.0000	—
Credilogros Cía. Financiera S.A.	Common	39,700,000	39,700,000	69.5271	69.5271	69.5271	69.5271

Assets, liabilities, stockholders´ equity and subsidiaries´ net income balances in accordance with the criteria defined in Note 2 below, as of December 31, 2003 and 2002, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/gain-(loss)
	December 31,		December 31,		December 31,		December 31,
Companies	2003	2002	2003	2002	2003	2002	2003	2002
Banco Francés (Cayman) Ltd. and subsidiary	2,788,652	3,342,233	1,351,165	2,093,898	1,437,487	1,248,335	189,149	(751,204)
Francés Valores Soc. De Bolsa S.A.	8,192	6,444	776	347	7,416	6,097	1,318	3,715
Atuel Fideicomisos S.A.	892	708	662	518	230	190	39	(98)
Consolidar A.F.J.P. S.A.	298,830	299,463	57,568	69,661	241,262	229,802	17,500	(43,881)
Consolidar Cía. de Seguros de Vida S.A. and subsidiary	340,068	252,475	292,165	194,627	47,903	57,848	(5,707)	(13,487)
Consolidar Cía. de Seguros de Retiro S.A. and subsidiary	990,096	927,284	952,916	880,362	37,180	46,922	(18,645)	(13,155)
PSA Finance Argentina Cía Financiera S.A.	24,595	—	1,437	—	23,158	—	(3,553)	—
Credilogros Cía. Financiera S.A. (1)	60,298	104,602	29,098	61,777	31,200	42,825	(11,103)	(102,375)

(1)	As of December 31, 2002, it includes the amount of its subsidiary

2.	VALUATION METHODS

2.1.	The financial statements of the subsidiaries have been prepared based on similar methods to those applied by BF for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 3 to the financial statements of BF, except for:

•	Banco Francés (Cayman) Limited: the financial statements of this subsidiary do not require any adjustment for inflation since they are stated in US dollars. These statements were converted into Argentine pesos based on the method described in note 3.3.l) to the financial statements of BF.

•	Consolidar AFJP S.A.: the intangible assets of this subsidiary were amortized in accordance with the standards of the A.F.J.P.’s Superintendency.

•	Consolidar A.F.J.P. S.A., Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A.: loans secured by the National Government - Decree 1387/01 held by these subsidiaries were valued in accordance with the regulations of the Superintendency of Pension Fund Administrators (A.F.J.P) and the National Superintendency of Insurance.

2.2.	Consolidar Cía de Seguros de Retiro S.A.: the Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes 64,753 corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the Superintendency of Insurance, will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with current professional accounting standards, such amount should have been recorded as a loss for the year ended December 31, 2003.

3.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	2003	2002
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	111,246	105,962
Consolidar Cía. de Seguros de Vida S.A.	16,306	19,559
Consolidar Cía. de Seguros de Retiro S.A.	12,392	15,639
Credilogros Compañía Financiera S.A. (1)	9,508	23,850
PSA Finance Argentina Cía Financiera S.A.	11,578	—
Francés Valores Sociedad de Bolsa S.A.	3	2

	161,033	165,012

(1)	As of December 31, 2002, it includes the amount of its subsidiary

4.	RESTRICTIONS ON ASSETS

a)	Francés Valores Sociedad de Bolsa S.A. (stockbroking company) holds three shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 4,500. These shares have been pledged in favor of “HSBC - La Buenos Aires Cía. Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stockbroking companies with their obligations.

b)	See note 7 to the financial statements of BBVA Banco Francés.

5.	BREAKDOWN OF MAIN ITEMS

Detailed below are the balances of those accounts that show significant variations in relation to the figures that arise from the financial statements of BF:

	2003	2002
GOVERNMENT SECURITIES
Holdings in investment accounts
Argentine Republic External Bills (VEY4D)	88,323	36,088
Federal Government Bonds (LIBOR 2012)	1,025,022	1,764,391
Treasury bills	64,379	70,842
Others	15,633	25,375

Total	1,193,357	1,896,696

	2003	2002
Holdings for trading or financial transactions

BCRA bills (LEBAC)	480,917	19,608
Treasury Bills	9,047	1,782
Middle Term Treasury Bonds (BONTE 2002)	7,399	8,900
Federal Government Bonds (LIBOR 2012)	19,758	—
USA Treasury Notes	14,610	140,214
Federal Government Bonds 2008 (BODEN 2008)	24,230	—
Federal Government Bonds 2007 (LIBOR 2007)	32,015	—
Others	32,615	8,631

Total	620,591	179,135

Unlisted government securities

Tucumán Provincial Treasury Bonds	—	47,762
Secured Bonds (due in 2018)	979,507	—
Tax credit certificates due in 2003/2006	86,225	93,056
Others	1,110	11,026

Total	1,066,842	151,844

PRIVATE SECURITIES

Investments in listed private securities

Cointel S.A. Corporate Bonds	5,206	4,739
Acindar S.A.	2,440	2,458
CTI Holding Corporate Bonds	2,339	2,704
Transener S.A. Corporate Bonds	3,792	1,821
Perez Companc S.A. Corporate Bonds	17,330	7,180
Optimun CDB Clase B	15,582	—
Roble Pesos Clase I	14,793	—
Rembrandt Ahorro Pesos	13,464	—
FBA Renta Pesos	19,578	—
FBA Ahorro Pesos	11,619	—
Tenaris S.A. ADR	10,098	3,687
Banco Roberts Trust	470	3,243
Galtrust 1 Financial Trust	3,281	3,674
Others	64,613	24,893

Total	184,605	54,399

Allowances	(22,944)	(42,215)

Total	3,042,451	2,239,859

OTHER SUBSIDIARIES´ ASSETS

Premium receivables from insurance companies	13,208	21,385
Others related to insurance business	449	719

Total	13,657	22,104

	2003	2002
OTHER SUBSIDIARIES´ LIABILITIES

Insurance companies, claims in adjustment process	319,173	380,824
Insurance companies, mathematical reserve	888,290	660,080
Insurance companies, reinsurer´s reserve	(89,780)	(209,776)
Others related to insurance business	88,131	224,774

Total	1,205,814	1,055,902

EXHIBIT I

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF DECEMBER 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish-See Note 18)

-Stated in thousands of pesos-

	2003	2002
COMMERCIAL PORTFOLIO

Normal performance
Preferred collaterals and counter guaranty “A”	6,763,733	7,549,543
Other collaterals and counter guaranty “B”	17,886	20,867
Without senior security or counter guaranty	859,627	849,561
In potential risk
Preferred collaterals and counter guaranty “B”	12,623	14,003
Without senior security or counter guaranty	280,409	635,519

Nonperforming
Preferred collaterals and counter guaranty “A”	—	349
Other collaterals and counter guaranty “B”	960	3,635
Without senior security or counter guaranty	386,620	344,961

With high risk of uncollectibility

Preferred collaterals and counter guaranty “A”	—	861
Other collaterals and counter guaranty “B”	475	2,468
Without senior security or counter guaranty	362,547	832,880

Uncollectible
Preferred collaterals and counter guaranty “A”	38	659
Other collaterals and counter guaranty “B”	6,043	46,400
Without senior security or counter guaranty	4,671	339,813

Total	8,695,632	10,641,519

EXHIBIT I

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES AND GUARANTIES RECEIVED

AS OF DECEMBER 31, 2003 AND 2002

(Translation of financial statements originally issued in Spanish-See Note 18)

-Stated in thousands of pesos-

	2003	2002
CONSUMER AND HOUSING PORTFOLIO

Normal performance

Preferred collaterals and counter guaranty “A”	4,671	1,476
Other collaterals and counter guaranty “B”	393,723	442,881
Without senior security or counter guaranty	489,669	473,318

Inadequate performance

Preferred collaterals and counter guaranty “A”	—	1
Other collaterals and counter guaranty “B”	4,789	6,941
Without senior security or counter guaranty	4,202	14,735

Deficient performance

Other collaterals and counter guaranty “B”	3,058	2,585
Without senior security or counter guaranty	7,672	14,691

Unlikely to be collected

Preferred collaterals and counter guaranty “A”	—	6
Other collaterals and counter guaranty “B”	1,320	10,036
Without senior security or counter guaranty	5,276	52,556

Uncollectible

Preferred collaterals and counter guaranty “A”	6	145
Other collaterals and counter guaranty “B”	22,632	28,482
Without senior security or counter guaranty	15,781	66,929

Uncollectible, classified as such under regulatory requirements

Other collaterals and counter guaranty “B”	102	22
Without senior security or counter guaranty	467	708

Total	953,368	1,115,512

General Total (1)	9,649,000	11,757,031

(1)	Items included: Loans (before allowances); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INDEPENDENT AUDITORS´ REPORT

To the President and Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

Buenos Aires

1.	Identification of the financial statements audited

We have audited the accompanying balance sheets of BBVA BANCO FRANCÉS S.A. as of December 31, 2003 and 2002 and the related statements of income, changes in stockholders’ equity and cash flows for the fiscal years then ended, with notes 1 to 17 and supplemental exhibits “A” through “L” and “N” thereto (all expressed in thousands of pesos).

We have also audited the consolidated balance sheets of BBVA BANCO FRANCÉS S.A. and its subsidiaries (listed in note 1 to such consolidated balance sheets) as of December 31, 2003 and 2002 and the related consolidated statements of income and changes in cash flows for the fiscal years then ended, including notes 1 to 5 and exhibit 1, presented as supplementary information.

These financial statements are the responsibility of the Bank’s Board of Directors. Our responsibility is to issue a report on such financial statements, based on our audit performed in accordance with the scope described in caption 2.

2.	Scope of the audit work

We conducted our audits in accordance with auditing standards generally accepted in the Autonomous City of Buenos Aires, including the procedures established by the “Minimum Standards on External Audits issued by the Argentine Central Bank (B.C.R.A.)”. These standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the significant information included in the financial statements, taken as a whole, is prepared in conformity with professional accounting standards in effect in the Autonomous City of Buenos Aires and those established by the B.C.R.A. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the reasonableness of significant estimates made by the Bank’s Board of Directors.

3.	Prior explanations to our report

a)	As more fully explained in note 1.1 to the accompanying financial statements, from the last quarter of 2001, the Republic of Argentina has found itself immersed in a delicate economic context which led the Federal Government to take a series of measures, which mainly consisted in: a) the announcement of the default in paying the public debt, b) the devaluation of the Argentine peso, c) the mandatory conversion of assets and liabilities denominated in foreign currency into pesos, and d) the restriction on withdrawal of funds deposited in the financial institutions. The economic crisis produced, additionally, a significant increase in domestic prices, a significant decrease in deposits in the financial institutions and worsening in the debtors’ payment capacity. All these measures, added to the effects derived from the economic crisis, have significantly affected the Argentine financial system as a whole and, accordingly, the Bank and its subsidiaries have been affected too.

As described in notes 1.1. and 1.2.10. to the stand-alone financial statements, the Bank’s Board of Directors indicates that in its opinion in recent months a favorable evolution was observed in certain economic variables and the overall financial system in Argentina, and within the Bank in particular. Nevertheless, at the date of issuance of these financial statements structural problems remain in the Argentine economy and the Argentine financial system that are pending of solution. These include the conclusion of the process of compensation for banks, the negotiations with domestic and foreign creditors and the completion of the debt restructuring process by certain companies in the private sector.

b)	In several notes to the financial statements, detailed below, the Bank’s Board of Directors states that it is not possible to foresee the future development of the uncertainties that exist at the present date or their effect on the Bank, that certain situations must still be resolved by the authorities, and that it is in the process of evaluation of certain measures aimed at its regularization. These situations, as of December 31, 2003, are the following:

i)	Note 1.2.3. to the financial statements, concerning the recoverable value at December 31, 2003 of government securities and of credit assistance granted to the government sector;

ii)	Note 1.2.7.I) and 4.II.c) to the financial statements, in relation to the asset recorded for the expected compensation for payments to depositors made under court orders;

iii)	Note 1.2.7.II) to the financial statements, in relation to the asset recorded for the difference between adjustment indexes (CER vs. CVS); not yet regulated by the B.C.R.A.;

iv)	Note 1.2.2. to the financial statements, related to the determination of the final amount of the compensation generated by the devaluation and conversion into pesos according to Decrees Nos. 905/2002 and complementary regulations issued by the Executive, in view of the review carried out by the B.C.R.A. and the notes sent to the Bank by that authority on July 29 and December 31, 2003 and February 13, 2004, making certain observations that reduce the amounts used as basis for the compensation, the first of which was answered by the Bank on November 12, 2003; and

v)	Notes 1.2.1 and 1.2.9 to the financial statements, related to the reformulation of the Regularization and Reorganization Plan required by B.C.R.A. Resolution 354 dated September 4, 2003. On January 21, 2004, the Bank filed the reformulation of the regularization and reorganization plan with the control authority, thus complying with the requirements of the abovementioned Resolution. Until the approval of such plan by the Central Bank, the technical ratios of minimum capital and those regarding adjusted stockholders’ equity in effect as from January 2004, although fulfilled on a consolidated basis, show a shortfall in compliance on an individual basis. Until this situation is favorably resolved, the normal course of the Bank’s business could be affected. In the opinion of the Bank’s Board of Directors, the abovementioned plan would enable the Bank to fully meet all the technical ratios required by the B.C.R.A.

The financial statements at December 31, 2003 do not include any adjustment that could derived from these uncertainties.

c)	Note 4 to the financial statements shows the differences between the accounting standards established by the B.C.R.A. used for the preparation of these financial statements and the professional accounting standards in effect in the Autonomous City of Buenos Aires. Except in the cases expressly mentioned in that note, the effect on the financial statements resulting from different valuation criteria has not been quantified by the Bank. In addition, other differences with respect to the professional accounting standards in effect in the Autonomous City of Buenos Aires are detailed in Note 2.2. to the consolidated financial statements.

d)	In our report dated February 20, 2003 on the financial statements of the Bank at December 31, 2002 presented for comparative purposes, we did not express an opinion due to the very significant effect on the financial statements of the uncertainties existing at that date related to:

i)	Recoverability of the book value of: a) government securities and credit assistance granted to the government sector; b) credit assistance granted to debtors of the commercial loan portfolio; c) deferred tax assets; d) assets detailed in Note 1.2.7 to the financial statements; and e) the account Other assets assigned to sale.

ii)	Determination of the final amount of compensation generated by the devaluation and conversion into pesos established by Decrees 905/2002 and complementary regulations.

iii)	B.C.R.A.’s approval of facilities requested from that entity with respect to the minimum cash technical ratio.

iv)	The future evolution of the Bank’s operations.

The uncertainties mentioned in points (i) b), (i) c), (i) e) and (iii) have already been resolved at the date of issuance of this report.

4.	Report

Because of the very significant and pervasive effects on the financial statements of BBVA BANCO FRANCÉS S.A. at December 31, 2003 and 2002 of the uncertainties existing at the date of issuance of this report, which are detailed in points a) and b) of paragraph 3, we are unable to express, and accordingly, we do not express an opinion on the stand-alone financial statements of BBVA BANCO FRANCÉS S.A. and on the consolidated financial statements with its subsidiaries, taken as a whole. Those financial statements were prepared in accordance with B.C.R.A. regulations, considering the comment mentioned in point 3.b) (iii), and, except for the departures described in point 3.c), with the professional accounting standards in effect in the Autonomous City of Buenos Aires.

As described in note 18 to the stand-alone financial statements, the effects of the differences between generally accepted accounting principles in Argentina and the accounting principles generally accepted in the countries in which the accompanying financial statements are to be used have not been quantified. Accordingly, they are not intended to present the financial position in accordance with accounting principles generally accepted in the countries of the users of the financial statements, other than Argentina. The translation into English has been made solely for the convenience of English-speaking readers.

Buenos Aires, March 10, 2003

        DELOITTE & Co. S.R.L.

        CARLOS B. SRULEVICH

            Partner

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: March 18, 2004	By:	/s/ María Elena Siburu de López Oliva
	Name:	María Elena Siburu de López Oliva
	Title:	Investor Relations Manager